Exhibit 2.1

Certain identified information has been excluded from the exhibit because it is both (i) not material and (ii) is the type of information that the registrant treats as private or confidential. Double asterisks denote omissions.

WARNING: THE TAKING OF THIS DOCUMENT OR ANY CERTIFIED COPY THEREOF OR ANY OTHER DOCUMENT WHICH CONSTITUTES SUBSTITUTE DOCUMENTATION OF THIS DOCUMENT, INCLUDING WRITTEN CONFIRMATIONS OR REFERENCES THERETO, INTO THE REPUBLIC OF AUSTRIA, AS WELL AS THE PRODUCTION IN, OR THE SENDING TO OR FROM, THE REPUBLIC OF AUSTRIA OF ANY OF THE FOREGOING DOCUMENTS, AS WELL AS THE SENDING TO OR FROM THE REPUBLIC OF AUSTRIA OF FAX MESSAGES OR E-MAILS CARRYING AN ELECTRONIC SIGNATURE (WHETHER DIGITALLY, MANUSCRIPT OR OTHERWISE TECHNICALLY REPRODUCED) WHICH REFER TO THIS DOCUMENT OR TO WHICH A COPY OF THIS DOCUMENT IS ATTACHED, MAY CAUSE THE IMPOSITION OF AUSTRIAN STAMP DUTY. ACCORDINGLY, KEEP THE ORIGINAL OF THIS DOCUMENT AS WELL AS ANY CERTIFIED COPY THEREOF AND WRITTEN AND SIGNED REFERENCES THERETO OUTSIDE OF THE REPUBLIC OF AUSTRIA AND AVOID SENDING FAX MESSAGES OR E-MAILS CARRYING AN ELECTRONIC SIGNATURE (WHETHER DIGITALLY, MANUSCRIPT OR OTHERWISE TECHNICALLY REPRODUCED) WHICH REFER TO THIS DOCUMENT OR TO WHICH A COPY OF THIS DOCUMENT IS ATTACHED TO OR FROM THE REPUBLIC OF AUSTRIA.

ASSET PURCHASE AGREEMENT

by and among

NABRIVA THERAPEUTICS PUBLIC LIMITED COMPANY,

Nabriva Therapeutics Ireland Designated Activity Company,

Nabriva Therapeutics US, Inc.,

Nabriva Therapeutics GmbH,

and

Sumitomo Pharma Co., Ltd.

Dated as of July 30, 2023

Table of Contents

Page

Article 1	SALE AND PURCHASE OF ASSETS; LIABILITIES	1

1.1	Purchased Assets; Excluded Assets	1

1.2	Liabilities	3

1.3	Consideration	5

1.4	Closing	5

Article 2	REPRESENTATIONS AND WARRANTIES	7

2.1	Representations and Warranties of Sellers	7

2.2	Representations and Warranties of Purchaser	18

2.3	Exclusivity of Representations	19

Article 3	COVENANTS	20

3.1	Post-Closing Access and Information; Cooperation in Legal Proceedings and Investigations	20

3.2	Covenants Regarding Intellectual Property	22

3.3	Further Assurances; Non-Assignable Assets; Wrong Pockets	23

3.4	Publicity	24

3.5	Confidentiality	25

3.6	Delivery of Purchased Assets	26

3.7	Regulatory Matters	27

3.8	Certain Tax Matters	29

3.9	Termination of Existing Nabriva Agreements	31

3.10	Non-Competition	31

3.11	Insurance	33

3.12	Right of Reference	33

3.13	PV-Related Activities	34

3.14	[Intentionally Omitted]	34

3.15	Sellers’ Obligations during Bridge Period; Expense Reimbursement	34

3.16	Transition Trademark License	38

3.17	M&A Qualified Beneficiaries	38

Article 4	INDEMNIFICATION	38

4.1	Indemnification	38

4.2	Limitations on Indemnification	40

i

Table of Contents

(continued)

Page

4.3	Claim Procedure	41

4.4	Tax Treatment of Indemnification Payments	45

4.5	Indemnification Holdback	45

4.6	Other Provisions Relating to Indemnification	45

4.7	Exclusive Remedy	46

Article 5	MISCELLANEOUS	46

5.1	Governing Law, Jurisdiction, Venue and Service	46

5.2	Notices	48

5.3	No Benefit to Third Parties	49

5.4	Waiver and Non-Exclusion of Remedies	49

5.5	Fees and Expenses	49

5.6	Assignment	49

5.7	Amendment	50

5.8	Severability	50

5.9	Specific Performance	50

5.10	English Language	50

5.11	Bulk Sales Statutes	51

5.12	Counterparts; Electronic Signature	51

5.13	Disclosure Schedule	51

5.14	Interpretation of Agreement	52

5.15	Entire Agreement	52

5.16	Austrian Stamp Duty	52

5.17	Place of Performance	53

ii

TABLE OF SCHEDULES AND EXHIBITS

SCHEDULES

Schedule A	Individuals relevant for Sellers’ Knowledge
Schedule B	Definition of Product
Schedule 1.3.1(b)	Nabriva Parent’s Wire Information
Schedule 1.3.1(c)	Settlement Amounts payable to CMOs
Schedule 1.3.1(d)	Nabriva DAC’s Wire Information
Schedule 1.4.2(a)(v)	CMO Agreements
Schedule 1.4.2(a)(vi)	Counterparty to Confidentiality Amendment
Schedule 3.6.2	Delivery of Tangible Purchased Assets
Schedule 3.7.4	Regulatory Approval Applications
Schedule 3.8.2(a)	Purchase Price Allocation
Schedule 3.13	PV Countries and Regions
Schedule 3.15.1(d)	Counterparties to Relevant Agreements
Disclosure Schedule

EXHIBITS

Exhibit A	Certain Definitions
Exhibit B	Form of Austrian Local Transfer Agreement
Exhibit C	Budget Plan
Exhibit D	Form of Termination Agreement regarding Existing Nabriva Agreements
Exhibit E	Form of Intellectual Property License Agreement
Exhibit F	Form of Intellectual Property Assignment Agreement

iii

ASSET PURCHASE AGREEMENT

This ASSET PURCHASE AGREEMENT (this “Agreement”) is made and executed as of July 30, 2023 (the “Execution Date”), by and among Nabriva Therapeutics Public Limited Company, a public limited company organized under the laws of Ireland (“Nabriva Parent”), Nabriva Therapeutics Ireland Designated Activity Company, a designated activity company formed under the laws of Ireland and a direct wholly-owned subsidiary of Nabriva Parent (“Nabriva DAC”), Nabriva Therapeutics US, Inc., a Delaware corporation and an indirect wholly-owned subsidiary of Nabriva Parent (“Nabriva US”), and Nabriva Therapeutics GmbH, an Austrian company with limited liability and a direct wholly-owned subsidiary of Nabriva Parent (“Nabriva Austria”) (Nabriva Parent, Nabriva DAC, Nabriva US, and Nabriva Austria, each a “Seller” and collectively, the “Sellers”), and Sumitomo Pharma Co., Ltd., a company (Kabushiki Kaisha) organized under the laws of Japan (“Purchaser”). Sellers and Purchaser are referred to collectively in this Agreement as the “Parties,” and each individually as a “Party.” Certain capitalized terms used in this Agreement are defined in Exhibit A attached hereto.

RECITALS

WHEREAS, Sellers, together with their Affiliates (the “Seller Group”), own and operate the Product Business;

WHEREAS, the Parties wish to provide for the purchase by Purchaser (or one or more of its designees) of certain assets and rights from the Seller Group, and to provide for certain related transactions, on the terms and subject to the conditions and other provisions set forth in this Agreement and in the Ancillary Agreements; and

WHEREAS, at the Closing, Sellers (or such other member of the Seller Group identified in the Ancillary Agreements) and Purchaser (or Purchaser’s designee(s)) intend to enter into and deliver the Ancillary Agreements.

AGREEMENT

NOW, THEREFORE, in consideration of the premises and the mutual promises and conditions hereinafter set forth and set forth in the Ancillary Agreements, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties, intending to be legally bound, do hereby agree as follows:

Article 1
SALE AND PURCHASE OF ASSETS; LIABILITIES

1.1           Purchased Assets; Excluded Assets.

1.1.1        Sale and Purchase of Purchased Assets. Upon the terms and subject to the conditions of this Agreement and the Ancillary Agreements, at and effective as of the Closing, Sellers shall (and shall cause the other applicable members of the Seller Group to) and do hereby sell, transfer, convey, assign and deliver to Purchaser, or Purchaser’s designee(s) (as determined in Purchaser’s sole discretion and communicated by Purchaser to Nabriva Parent prior to the Closing), free and clear of all Encumbrances, except for Permitted Encumbrances, and Purchaser (or Purchaser’s designee(s)), shall purchase and accept from Sellers or the other applicable members of the Seller Group, all of the Seller Group’s right, title and interest in and to all assets, properties and rights specifically listed or described below, free and clear of all Encumbrances, except for Permitted Encumbrances (collectively, the “Purchased Assets”):

(a)            the Purchased Regulatory Documentation;

(b)            the Purchased Product Records;

(c)            all Product Promotional Material;

(d)            copies of all medical affairs correspondence and other documentation that is reasonably available to and under the Control of the Seller Group as of the Closing Date to the extent primarily related to or the Product in the Territory;

(e)            the Purchased Intellectual Property and the Patent Files; and

(f)            all transferable rights, claims, causes of actions, rights of recovery, and credits, including all guarantees, warranties, indemnities and similar rights, in favor of any member of the Seller Group to the extent relating to any Purchased Asset or any Assumed Liability whether arising from events or circumstances arising before, on or after the Closing Date.

Subject to the express terms of this Agreement, to the extent permitted by applicable Law, title to the Purchased Assets which are capable of passing by delivery shall pass by delivery at the Closing.

1.1.2        Excluded Assets. Purchaser shall not acquire pursuant to this Agreement or any Ancillary Agreement, and Sellers shall retain following the Closing, and the Purchased Assets shall not include, the following (collectively, “Excluded Assets”):

(a)            all rights of Sellers under this Agreement;

(b)            all Contracts;

(c)            any Clinical Trials;

(d)            all Regulatory Approvals and Regulatory Approval Applications;

(e)            all Regulatory Documentation, other than the Purchased Regulatory Documentation;

(f)             all Product Records other than the Purchased Product Records;

(g)            all Intellectual Property (including the Seller Retained Marks) other than the Purchased Intellectual Property;

(h)            any cash, cash equivalents, accounts receivable (including cash and accounts receivable relating to Product sold prior to the Closing in the Territory), prepaid rents, certificates of deposit, and treasury bills;

(i)             any Tax records of the Seller Group (including all Tax returns) relating to the Purchased Assets;

(j)             all rights of the Seller Group to any refunds, or rights or claims to refunds, of Taxes, Tax deposits, Tax credits or other Tax assets attributable to a Tax payment made or other Tax-related action taken by the Seller Group;

(k)            the Seller Group’s corporate books and records of internal corporate proceedings, work papers and books and records, except as specifically included in the Purchased Assets;

(l)             all books, records, documentation and similar materials of the Seller Group that relate to the Transactions;

(m)           all equity or equity-linked securities or rights;

(n)            any insurance policies or the right to make claims under any insurance policy, subject to Article 4; and

(o)            all rights, claims, causes of actions, rights of recovery, and credits, including all guarantees, warranties, indemnities and similar rights, in favor of the Seller Group related to any of the foregoing items set forth in this Section 1.1.2 or any Excluded Liability, whether arising from events or circumstances arising before, on or after the Closing Date.

1.2           Liabilities.

1.2.1        Assumed Liabilities. Upon the terms and subject to the conditions of this Agreement and any Ancillary Agreements, at the Closing, Sellers shall assign to Purchaser, or Purchaser’s designee(s) (as determined in Purchaser’s sole discretion and communicated by Purchaser to Nabriva Parent prior to the Closing), and Purchaser (or Purchaser’s designee(s), as applicable) shall assume from Sellers or their Affiliates and agree to pay and discharge when due, to the extent not an Excluded Liability, all Liabilities to the extent related to the Purchaser’s or its Affiliates’ ownership, use or operation of the Purchased Assets after the Closing, or the operation or conduct of the Product Business after the Closing, including any product liability in respect of any Legal Proceeding instituted by a Third Party to the extent arising out of or relating to the operation or conduct of the Product Business or the Purchased Assets by Purchaser or its Affiliates, in each case, to the extent arising after the Closing (collectively, the “Assumed Liabilities”).

1.2.2        Excluded Liabilities. Notwithstanding any provision of this Agreement or any Ancillary Agreement to the contrary, neither Purchaser nor any of its Affiliates will assume or otherwise be responsible for and Sellers shall pay, perform or otherwise satisfy and discharge when due, all Liabilities of the Seller Group, whether or not related to the Product Business and whether in or outside of the Territory, other than the Assumed Liabilities (the “Excluded Liabilities”). For the avoidance of doubt, the Excluded Liabilities include the following:

(a)            any Liability of the Seller Group (including any Liability to the extent resulting from any member of the Seller Group’s ownership, use, operation, or Exploitation of the Purchased Assets prior to the Closing, or the operation or conduct of the Product Business prior to the Closing);

(b)            all accounts payable of any member of the Seller Group for materials and services with respect to the Exploitation of a Product in the Territory prior to the Closing;

(c)            all Liabilities for (i) Taxes of the Seller Group, (ii) Taxes that relate to or are attributable to the Purchased Assets, the Product Business or the Assumed Liabilities for any taxable period that ends on or before the Closing Date or any Pre-Closing Straddle Tax Period (a “Pre-Closing Tax Period”) (except as apportioned to Purchaser under Section 3.8.3(c)), (iii) payments under any Tax allocation, sharing or similar agreement (whether oral or written) other than pursuant to this Agreement entered into by any member of the Seller Group prior to the Closing Date to which any member of the Seller Group is subject, (iv) the Covered Transfer Taxes as set forth in Section 3.8.3(a), and (v) any withholding Taxes which were owed by Purchaser with respect to payments made by Purchaser on behalf of Sellers or any other member of the Seller Group pursuant to Section 1.3.1(c);

(d)            any Liability pursuant to any Environmental Law arising from or related to any action, event, circumstance or condition occurring or existing on or prior to the Closing;

(e)            any Liability pursuant to any Health Care Laws arising from or related to any action, event, circumstance or condition occurring or existing on or prior to the Closing;

(f)            any Liability of any member of the Seller Group (i) relating to wages, bonuses, payroll, vacation, sick leave, workers’ compensation, unemployment benefits, (ii) relating to any actual or alleged violation by any Seller or any of its Affiliates of any equal employment, employment discrimination or other labor Laws, and (iii) otherwise relating to the employment of any former or current employees of any of the members of the Seller Group;

(g)            any Liability based upon, arising out of or otherwise in respect of any Employee Plan;

(h)            any indebtedness for borrowed money incurred by a member of the Seller Group, or guarantees thereof (whether prior to or after the Closing); and

(i)             any Liability of a member of the Seller Group to the extent relating to an Excluded Asset, including any Liability of a member of the Seller Group to the extent relating to the operation of any business by a member of the Seller Group after the Closing, other than the Product Business as conducted by Purchaser.

1.3           Consideration.

1.3.1        In consideration of the sale, transfer, conveyance, assignment and delivery contemplated under Section 1.1 and Section 1.4, on the Closing Date, Purchaser or an Affiliate of Purchaser (as designated by Purchaser) shall:

(a)            assume (and perform and pay when due) the Assumed Liabilities;

(b)            initiate a wire transfer of immediately available funds for the payment to Nabriva Parent, to the account (or accounts) designated by Nabriva Parent and set forth on Schedule 1.3.1(b), of an amount in cash equal to (i) the Purchase Price minus (ii) the Indemnification Holdback minus (iii) the Aggregate CMO Settlement Amount (the amount resulting from clauses (i) through (iii), the “Closing Purchase Price”);

(c)            on behalf of Sellers, initiate wire transfers of immediately available funds for the payment to each of the CMOs set forth on, and to the accounts specified on, Schedule 1.3.1(c), in cash of such portion of the Aggregate CMO Settlement Amount set forth opposite such CMO’s name on Schedule 1.3.1(c); and

(d)            initiate a wire transfer of immediately available funds for the payment of the Bridge Period Pre-Funded Expenses Amount to Nabriva DAC, to the account (or accounts) designated by Nabriva DAC and set forth on Schedule 1.3.1(d), an amount in cash equal to the Bridge Period Pre-Funded Expenses Amount.

1.3.2        At the Closing, Purchaser will retain, and not wire to Nabriva Parent (or the other Sellers), that portion of the Purchase Price as is equal to the Indemnification Holdback. For the period specified in Section 4.5, the Indemnification Holdback will be held by Purchaser as security for potential indemnification claims brought by Purchaser Indemnitees pursuant to Article 4, and released to Nabriva Parent or Purchaser, as the case may be, in accordance with, and subject to, the terms and conditions of this Agreement, including Section 4.5.

1.4           Closing.

1.4.1        Closing. Pursuant to the terms and subject to the conditions of this Agreement, unless another time and place is agreed to by Purchaser and Nabriva Parent in writing, the closing of the Transactions (the “Closing”) shall take place on the Execution Date remotely via electronic transmission of documentation and signatures or other similar means. The Closing shall be deemed to have occurred at 11:59 p.m., Pacific Time, on the Closing Date, such that Purchaser (or its designee(s)) shall be deemed the owner of the Purchased Assets after the Closing Date.

1.4.2        Closing Deliveries.

(a)            Except as otherwise indicated below, at the Closing, Sellers shall deliver or cause to be delivered the following to Purchaser (or its designees):

(i)            subject to the provisions of Section 3.6, the Purchased Assets;

(ii)            each of the Ancillary Agreements to which a member of the Seller Group is a party, validly executed by a duly authorized officer of such member of the Seller Group in substantially the form attached hereto, or if a form thereof is not attached hereto, in a form and substance reasonably acceptable to Purchaser;

(iii)          a properly completed and duly executed Internal Revenue Service Form W-9 of Nabriva US;

(iv)          [Intentionally Omitted];

(v)           evidence reasonably satisfactory to Purchaser that each relevant Seller or other member of the Seller Group, as applicable, has entered into settlement and/or amendment agreements (reasonably satisfactory to Purchaser) in respect of the agreements listed on Schedule 1.4.2(a)(v) (the “CMO Agreements”) with each of the counterparties to the CMO Agreements regarding the discharge of all outstanding obligations of any member of the Seller Group under such agreements, and satisfied all obligations thereunder, other than the payment to such counterparties of the relevant portion of the Aggregate CMO Settlement Amount which will be paid by Purchaser in accordance with Section 1.3.1(c), in exchange for a full, unconditional and irrevocable release of claims and obligations, in each case duly executed by such member of the Seller Group and the relevant counterparty or counterparties to the CMO Agreements (all of the settlement agreements, and other documents referred to in this clause collectively, the “Settlement Agreements”);

(vi)          an amendment to the confidentiality terms of the employment agreement of the person specified on Schedule 1.4.2(a)(vi) permitting such person to share confidential information with respect to the Product Business, the Purchased Assets or the Assumed Liabilities with Purchaser and its Affiliates and Representatives, in a form and substance reasonably acceptable to Purchaser;

(vii)         a certified copy of the resolutions, in agreed form, of the board of directors of each Seller authorizing the Transactions and the execution and delivery of this Agreement, the Ancillary Agreements to which such Seller is a party and any other documents referred to in this Agreement as being required to be delivered by such Seller;

(viii)        the original of any power of attorney under which this Agreement or any other document to be delivered to Purchaser under this Section 1.4.2(a) has been executed.

(b)            At the Closing, Purchaser shall deliver, or cause to be delivered, the following to Sellers or perform the following actions:

(i)            each of the Ancillary Agreements to which Purchaser or a designee of Purchaser is a party, validly executed by a duly authorized officer of Purchaser or such designee of Purchaser, as applicable, in substantially the form attached hereto, or if a form thereof is not attached hereto, in a form and substance reasonably acceptable to Nabriva Parent;

(ii)            [Reserved.]

(iii)          Purchaser shall have initiated (A) the wire in respect of the Closing Purchase Price in accordance with Section 1.3.1(b), (B) the wires in respect of the Aggregate CMO Settlement Amount in accordance with Section 1.3.1(c), and (C) the wires in respect of the Bridge Period Pre-Funded Expenses Amount in accordance with Section 1.3.1(d).

Article 2
REPRESENTATIONS AND WARRANTIES

2.1           Representations and Warranties of Sellers. Except as set forth in the Disclosure Schedule, each Seller, jointly and severally, hereby represents and warrants to Purchaser as follows:

2.1.1        Organization and Qualification.

(a)            Each member of the Seller Group is duly incorporated or formed, validly existing and in good standing (to the extent such concept is recognized by the applicable jurisdiction) under the Laws of the jurisdiction of incorporation or formation, and has all requisite corporate power and authority to own, lease and operate the Purchased Assets owned by it and conduct its business as it is now being conducted.

(b)            Each member of the Seller Group is duly qualified, licensed or admitted to do business as a foreign corporation, and in good standing (to the extent such concept is recognized by the applicable jurisdiction), in each jurisdiction in which the ownership of the Purchased Assets or operation of the Product Business makes such qualification, licensing or admission necessary, except as would not, individually or in the aggregate, have a Material Adverse Effect.

2.1.2        Authority.

(a)            Each Seller has all necessary power and authority to enter into this Agreement and the Ancillary Agreements to which it is a party, to perform its obligations hereunder and thereunder and to consummate the Transactions. The execution, delivery and performance by Sellers of this Agreement and the consummation by each Seller of the Transactions have been duly and validly authorized by all necessary corporate or organizational action on behalf of such Seller. Neither the execution and delivery by Sellers of this Agreement, nor the consummation of the Transactions, require any approval by the stockholders of any Seller that has not been obtained prior to the Execution Date. This Agreement constitutes, and each Ancillary Agreement to which a Seller is a party, when executed and delivered by such Seller, assuming the due authorization, execution and delivery by Purchaser, or Purchaser’s designee, as applicable, will constitute, the valid and legally binding obligation of such Seller, enforceable against such Seller in accordance with its terms, subject to the Enforceability Exceptions.

(b)            Each Affiliate of a Seller that will enter into an Ancillary Agreement has the requisite entity power and authority to perform its obligations under each Ancillary Agreement to which it is a party and to consummate the transactions contemplated thereby. The execution and delivery of the Ancillary Agreements to which any Affiliate of a Seller is a party and the consummation of the transactions contemplated thereby have been duly authorized by all necessary organizational actions of such Seller Affiliate. Each Ancillary Agreement, when executed and delivered by an Affiliate of a Seller that is a party thereto, assuming the due authorization, execution and delivery by Purchaser, or Purchaser’s designee, as applicable, will constitute the valid and legally binding obligation of such Seller Affiliate, enforceable against such Seller Affiliate in accordance with its terms, subject to the Enforceability Exceptions.

2.1.3        Non-Contravention. The execution, delivery and performance by each Seller of this Agreement and each Ancillary Agreement to which it is a party and the execution, delivery and performance by each Affiliate of a Seller of each Ancillary Agreement to which such Affiliate is a party do not and will not (a) violate the certificate of formation or operating agreement or comparable organizational or constitutional documents of such Seller or such Affiliate, as applicable, (b) violate any (i) Law applicable to such Seller or such Affiliate, as applicable, the Product Business or the Purchased Assets, or (ii) Order to which such Seller or any of its Affiliates is subject relating to the Product Business, or (c) subject to obtaining the Consents and Permits, or giving the notices and making the filings referred to in Section 2.1.5(c), violate, breach or constitute (with or without notice or lapse of time, or both) a default under, require any Consent of or notice to any Person pursuant to, give to others any right of termination, amendment, modification, acceleration or cancellation of, allow the imposition of any fees or penalties, require the offering or making of any payment or redemption, give rise to any increased, guaranteed, accelerated or additional rights or entitlements of any Person or otherwise adversely affect any rights of such Seller, Affiliate or the Product Business under, or result in the creation of any Encumbrance (other than Permitted Encumbrances) on any of the Purchased Assets pursuant to, any Contract to which such Seller or any of its Affiliates is a party or to which such Seller or any of its Affiliates, the Product Business or the Purchased Assets is subject, except, with respect to clause (c) of this Section 2.1.3, as would not, individually or in the aggregate, be material to the Product Business, taken as a whole, or prevent or materially impair the performance by the Seller Group of their respective obligations under this Agreement or the Ancillary Agreements or the consummation of the Transactions.

2.1.4        No Broker. There is no broker, finder, financial advisor, or other Third Party acting or who has acted on behalf of any member of the Seller Group who is entitled to receive any brokerage or finder’s or financial advisory fee in connection with the Transactions.

2.1.5        No Legal Proceedings; Consents.

(a)            Since the Lookback Date, there has been no Legal Proceeding pending or, to Sellers’ Knowledge, threatened against a member of the Seller Group. There is no Legal Proceeding by any member of the Seller Group pending, or which such member of the Seller Group has commenced preparations to initiate, against any other Person in connection with the Product Business or the Purchased Assets.

(b)            There is no Order or, to Sellers’ Knowledge, threatened investigation by any Governmental Entity to which any of the Sellers or any of its Affiliates is subject.

(c)            No member of the Seller Group is required to provide, make, seek or obtain any notice to, filing with, or Permit or Consent of any Governmental Entity or other Person in connection with the execution, delivery and performance by any Seller of this Agreement, or by any member of the Seller Group of any Ancillary Agreement, or the consummation of the Transactions by any member of the Seller Group, except where the failure to provide such notice, make such filing, or seek or obtain such Permit or Consent would not, individually or in the aggregate, be material to the Product Business, taken as a whole, or prevent, or materially impair the performance by any member of the Seller Group of its obligations under this Agreement or the Ancillary Agreements, or the consummation of the Transactions.

2.1.6        Purchased Assets.

(a)            The applicable members of the Seller Group have, and at the Closing will transfer to Purchaser (or its designees) good and valid title to, or valid Contract rights in, as applicable, the Purchased Assets, free and clear of all Encumbrances other than Permitted Encumbrances. This Agreement, the Ancillary Agreements and the instruments and documents to be delivered by the members of the Seller Group at the Closing shall be adequate and sufficient to transfer to Purchaser or one of its Affiliates the Seller Group’s entire right, title and interest in and to the Purchased Assets free and clear of all Encumbrances (including Encumbrances resulting from any indebtedness of any member of the Seller Group), other than Permitted Encumbrances.

(b)            Subject to Section 3.3.2 and Section 3.6, except for (i) the Seller Retained Marks, (ii) Intellectual Property licensed to any member of the Seller Group pursuant to non-exclusive licenses for software generally commercially available, (iii) services of employee matters relating to the Product Business, (iv) all inventory, equipment, and other tangible assets related to the Product Business (other than as included in the Purchased Assets), (v) any and all Regulatory Approvals, and (vi) general corporate services, the Purchased Assets constitute in all material respects all of the assets, properties and rights necessary for the Exploitation of a Product in the Territory.

2.1.7        Absence of Certain Changes. Since December 31, 2022, (a) there has not been any change, event or development that, individually or in the aggregate, has had or is reasonably likely to have a Material Adverse Effect and (b) no member of the Seller Group has experienced any material damage, destruction or loss (whether or not covered by insurance) of any asset or right that would constitute a Purchased Asset.

2.1.8        Contracts.

(a)            Except as listed in Section 2.1.8 of the Disclosure Schedule, there are no Contracts to which any member of the Seller Group is a party relating to and necessary for the conduct of the Product Business by Purchaser or its Affiliates as currently proposed to be conducted of the following nature:

(i)            any Contract for the Exploitation of a Product in the Territory;

(ii)           any Contract with any Governmental Entity;

(iii)          any Contract relating to Clinical Trials, including any Clinical Trial Agreement, or Contract with a CRO or CMO;

(iv)          any Contract relating to Clinical Trials with any HCP or other consultant;

(v)           any Contract relating to pharmacovigilance related matters;

(vi)          any Contract that limits, or purports to limit, the ability of any member of the Seller Group or, from and after the Closing, Purchaser or any of its Affiliates to operate the Product Business or Exploit a Product in the Territory or during any period of time, or that restricts the ability of any member of the Seller Group or, from and after the Closing, Purchaser or any of its Affiliates to compete in any material respect in the conduct of the Product Business;

(vii)         any Contract under which any member of the Seller Group has licensed, sublicensed, granted or conveyed to any Person any right, title or interest in or to any Intellectual Property related to a Product with respect to the Territory (including the Purchased Intellectual Property);

(viii)        any Contract pursuant to which the Licensed Product IP has been licensed or otherwise granted by a Third Party to any member of the Seller Group, other than Contracts licensing commercially available off-the-shelf software on non-exclusive terms;

(ix)          any Contract pursuant to which a member of the Seller Group has transferred (or agreed to transfer) ownership of, or granted (or agreed to grant) any exclusive license of or exclusive right to use, or authorized the retention of any exclusive rights to use or joint ownership of any Intellectual Property or Intellectual Property rights that would, but for such transfer or agreement to transfer, have been Purchased Intellectual Property;

(x)           any Contracts for the sale by any Seller or any other member of the Seller Group of any Purchased Asset or the grant of any preferential rights to purchase any Purchased Asset (including sales of a Product);

(xi)          any Contract requiring royalty, milestone or similar payments with respect to a Product in the Territory;

(xii)         any Contract or other instrument that includes any powers of attorney with respect to any Purchased Assets; or

(xiii)        any Contract establishing joint ventures or partnerships relating to the Product Business.

(b)            Each of the Settlement Agreements referred to in Section 1.4.2(a)(v) is in full force and effect and accurate copies thereof have been made available to Purchaser. Under the terms of the Settlement Agreements, upon payment of the applicable settlement amount, the applicable Seller (or other member of the Seller Group) will, among other things, be fully and forever released and discharged from all minimum purchase commitments, outstanding payment obligations, and any other obligations to purchase any amount of Product from any of the CMOs under the CMO Agreements, except as required by Nabriva DAC to continue the stability studies conducted in respect of the Marketing Approvals for Lefamulin in the U.S. in accordance with Section 3.15.1(c).

2.1.9        Compliance with Law.

(a)            Each Seller and each other member of the Seller Group, and to Sellers’ Knowledge, Persons acting on their behalf, with respect to the operation of the Product Business or otherwise with respect to a Product (whether or not within the Territory), are and since the Lookback Date have been in compliance in all material respects with all applicable Laws. Since the Lookback Date, with respect to the operation of the Product Business, no Seller nor any other member of the Seller Group has received any written notice, or to Sellers’ Knowledge, other notice, of any actual, potential or alleged violation of any Law applicable to the Product Business, a Product (whether or not within the Territory), the Purchased Assets or the Assumed Liabilities from any Governmental Entity or other Person or filed or otherwise provided any written notice or communication to any Governmental Entity or other Person regarding any actual, potential or alleged violation of, or failure to comply with any provision of any Law applicable to the Product Business, a Product (whether or not within the Territory), the Purchased Assets or the Assumed Liabilities, and to Sellers’ Knowledge, no self-disclosure to any Governmental Entity of any material violation of Law is required.

(b)            None of the directors, officers, managers, employees, or, to the Sellers’ Knowledge, agents or other Representatives of any member of the Seller Group or any other Person acting on behalf of any of the Seller Group has, with respect to the Purchased Assets, the Product (whether or not within the Territory) or the Product Business (i) used any funds for unlawful contributions, gifts, entertainment or other unlawful payments relating to any political activity, (ii) made any unlawful payment to any government official or employee or any political party or campaign, HCP, healthcare organization, patient or patient organization or any other Party or (iii) violated any provision of the U.S. Foreign Corrupt Practices Act of 1977, the U.K. Bribery Act of 2010, or the OECD Convention on Combating Bribery of Foreign Public Officials in Business Transactions or any other Law applicable to the conduct of business with Governmental Entities.

(c)            Section 2.1.9(c) of the Disclosure Schedule sets forth a true and complete list of all material Permits required to operate the Product Business. Sellers, or another member of the Seller Group, possess, and are in compliance with, all material Permits necessary for the conduct of the Product Business as it is currently conducted. To Sellers’ Knowledge, all such Permits are valid and in full force and effect. Since the Lookback Date, (i) no Governmental Entity has served written notice, or to Sellers’ Knowledge, any other notice, upon a Seller or any other member of the Seller Group that such Seller or such other member of the Seller Group, the Product Business or the Purchased Assets were, are or have been alleged to be in violation of any Law or Permit in any jurisdiction where the Product Business is conducted, and (ii) no member of the Seller Group has received written notice from any Governmental Entity that there are any circumstances existing which would lead to any loss of any material Permit.

(d)            The Seller Group has not, either expressly or by operation of law, assumed or undertaken, or agreed to indemnify, any Liability or corrective, investigatory or remedial obligation of any other Person, relating to any Environmental Laws that would reasonably be expected to result in a liability to Purchaser as a result of the consummation of the Transactions.

2.1.10      Certain Regulatory Matters.

(a)            The Exploitation of Products in the Relevant Regulatory Territory, as such Exploitation has been conducted by any member of the Seller Group since the Lookback Date, has been conducted in material compliance with all applicable Health Care Laws and Permits, including the Regulatory Approvals. All Regulatory Documentation and Product Promotional Material have been prepared and maintained in material compliance with applicable Law. Members of the Seller Group Control the Purchased Regulatory Documentation and the Purchased Product Records as necessary to conduct the Product Business as currently conducted in all material respects. Each of the Regulatory Approvals and Regulatory Approval Applications are in full force and effect. Since the Lookback Date, no member of the Seller Group has received any written communication or notice from any Governmental Entity threatening to withdraw, suspend or modify any Regulatory Approval or Regulatory Approval Application in the Relevant Regulatory Territory. No member of the Seller Group is in material violation of the terms of any Regulatory Approval or Regulatory Approval Application for the Relevant Regulatory Territory.

(b)            Since the Lookback Date, there has not been any product recall, market withdrawal, field action, safety notice or replacement conducted by or on behalf of any member of the Seller Group concerning Products (whether or not within the Territory) or any product recall, market withdrawal, field action, safety notice or replacement conducted by or on behalf of any Third Party concerning Products (whether or not within the Territory).

(c)            All Regulatory Documentation required to be maintained with respect to a Product in the Relevant Regulatory Territory or the Product Business, by Sellers or other members of the Seller Group or filed or furnished to any Governmental Entity thereby or on any of their behalf, has been so maintained, filed or furnished and no material deficiencies have been asserted with regard thereto by a Governmental Entity since the Lookback Date. All Regulatory Documentation and conclusions derived therefrom, utilized as the basis for or submitted in connection with any and all requests for a Regulatory Approval or Regulatory Approval Application, when submitted to the relevant Governmental Entity were complete and correct in all material respects and did not omit any material information as of the date of submission and any necessary or required updates, changes, corrections or modifications to such applications, submissions, information and data pursuant to applicable Law, have been submitted to the relevant Governmental Entity. Each of Sellers and other members of the Seller Group, as applicable, has prepared and filed or submitted all Regulatory Documentation in accordance with Law, in each case, in all material respects. None of them has (i) made any untrue statement of material fact or fraudulent statement to any Governmental Entity; (ii) failed to disclose a material fact required to be disclosed to any Governmental Entity; or (iii) committed an act, made a statement, or failed to make a statement in each case that would reasonably be expected to provide a basis for any Governmental Entity to invoke the policy respecting “Fraud, Untrue Statements of Material Facts, Bribery, and Illegal Gratuities” set forth in 56 Fed. Reg. 46191 (September 10, 1991) or any similar policy.

(d)            All Clinical Trials, pre-clinical studies, and post-marketing studies and other post-marketing requirements, testing or investigations conducted by or on behalf of any of Sellers or other members of the Seller Group with regard to a Product in the Relevant Regulatory Territory or the Product are being, or have been, conducted in material compliance with applicable Health Care Laws and Permits, including applicable Regulatory Approvals. None of the Clinical Trials conducted by or on behalf of any member of the Seller Group with respect to a Product (whether or not within the Territory) or the Product Business is or has been the subject of a clinical hold or is or has been terminated or suspended prior to completion, including for safety or non-compliance reasons.

(e)            None of Sellers or other members of the Seller Group, nor, to any Sellers’ Knowledge, any CRO, CMO, other service provider or other Person acting on any Seller’s behalf, has received written notice from any Governmental Entity that a Marketing Approval with respect to a Product (whether or not within the Territory) will not or is likely not to be issued or maintained in full force and effect.

(f)            No member of the Seller Group in connection with the Product Business, or otherwise with respect to a Product (whether or not within the Territory), has received written notice of any alleged material violation of, or material non-compliance with, any applicable Health Care Laws, or has received any written correspondence or notice of potential enforcement proceedings or similar correspondence or written notice from any Governmental Entity, in each case, regarding any Clinical Trials for any Product, or any Exploitation of any Product, in each case whether or not within the Territory, including any warning letter, untitled letter or inquiry letter. In the case of each such item disclosed or required to be disclosed in Section 2.1.10(f) of the Disclosure Schedule, any required corrective action has been conducted and satisfactorily concluded in accordance with applicable Health Care Laws.

(g)            None of Sellers or other members of the Seller Group, nor to Sellers’ Knowledge, any of their respective CROs, CMOs or other service providers or other Persons acting on their behalf in connection with the Product Business or otherwise with respect to a Product (whether or not within the Territory), have been debarred, excluded, or suspended from participation in any health care program or by a Governmental Entity. No Legal Proceeding (solely to Sellers’ Knowledge as it relates to any CROs, CMOs or other service providers or other Persons acting on their behalf in connection with the Product Business) that would reasonably be expected to result in such a debarment, exclusion or suspension are pending or, to Sellers’ Knowledge, threatened against any of the foregoing Persons.

(h)            None of Sellers or other members of the Seller Group, nor, to Sellers’ Knowledge, any of their respective CROs, CMOs, service providers or other Persons acting on their behalf in connection with the Product Business or otherwise with respect to a Product (whether or not within the Territory), has received written notice (i) of any alleged material noncompliance, major or critical findings or observations, including as a result of any audit or inspection performed by or on behalf of a Governmental Entity in connection with any Product (whether or not within the Territory) or the Product Business, (ii) of any alleged falsification or fraudulent activity regarding any Regulatory Documentation generated or submitted by any of them to any Person in connection with any Product (whether or not within the Territory) or the Product Business, or (iii) that any Regulatory Documentation generated by any of them or otherwise in connection with any Product (whether or not within the Territory) or the Product Business will not be accepted by a Governmental Entity, including based on data integrity or other compliance concerns.

(i)            No member of the Seller Group or, to Sellers’ Knowledge, any Persons acting on their behalf in connection with the Product Business or otherwise with respect to a Product (whether or not within the Territory), is party to or bound by any Order or other formal or informal agreements with or imposed by any Governmental Entity concerning compliance with applicable Health Care Laws, and, to Sellers’ Knowledge, no such agreement or Order has been threatened against such Persons, nor, to Sellers’ Knowledge, have any Persons acting on their behalf engaged in any voluntary disclosure or mandatory self-disclosure to any Governmental Entity concerning any alleged, potential or actual non-compliance with any Laws.

(j)            Section 2.1.10(j)(i) of the Disclosure Schedule lists each of the Clinical Trials being conducted regarding a Product in any jurisdiction, and lists for each such Clinical Trial, the applicable study title, protocol number, ClinicalTrials.gov identifier, indication, principal Investigator, site jurisdiction, total number of subjects enrolled, applicable Clinical Trial Authorizations, identification of any related Clinical Trial Agreements, agreements with CROs or CMOs or other Contracts related thereto, and the status of each such Clinical Trial. Section 2.1.10(j)(ii) of the Disclosure Schedule lists each of the Regulatory Approvals relating to a Product in the Relevant Regulatory Territory. Section 2.1.10(j)(iii) of the Disclosure Schedule lists each Regulatory Approval Application relating to a Product in the Relevant Regulatory Territory.

(k)            There is no pending, proposed or final national or local coverage determination, or equivalent determination under applicable Law, including any Health Care Law, in any jurisdiction that, if finalized, would restrict coverage for a Product including any coverage, benefit, or reimbursement guidance for a Product related to applicable Health Care Law or implementation guidance.

(l)            The Seller Group and all Persons acting on its behalf have complied in all material respects with the federal Anti-Kickback Statute codified at 42 U.S.C. §1320a-7b and any state or foreign counterparts with respect to the pricing, bundling, rebating, and discounting of Product and with respect to any offering of no charge or rebated or discounted goods or services, including product samples.

(m)            Each member of the Seller Group has disclosed to customers, Governmental Entities or other Persons, as applicable (A) any and all rebates, discounts or other preferential pricing of Products in the Territory, (B) any and all no charge, rebated, or discounted goods and services including product samples, and (C) option awards to HCPs or actual ownership of a member of the Seller Group by HCPs. Each member of the Seller Group has also developed or maintained required Regulatory Documentation relating to (A)-(C), as applicable. All product sample programs, speaker programs, scientific or strategic advisory board programs have been terminated as of the Closing Date.

(n)            Any patient assistance or patient support program that offers, provides or intends to provide free drug product (including any Product) or any cost-sharing assistance, such as co-pay coupons or co-pay cards in relation to a drug product, to any patient, including any federal healthcare program beneficiaries (each, a “Patient Assistance Program”) and the offering, making, or provision of any grants, charitable contributions, donations, sponsorships or similar support (whether in cash or in kind) that relates to or otherwise supports any third-party Patient Assistance Program (including any co-pay assistance foundation) has been offered, provided or otherwise conducted in compliance all applicable Health Care Laws. All such activities have been terminated as of the Closing Date.

2.1.11       Intellectual Property.

(a)            A member of the Seller Group is the sole owner of all of the right, title and interest in and to the Product IP, free and clear of any Encumbrances. As of the Closing Date, any rights to any Purchased Intellectual Property granted to a member of the Seller Group pursuant to a Contract between or among members of the Seller Group has been terminated. Following the Closing, no member of the Seller Group will retain or otherwise have any rights to the Purchased Intellectual Property except for those rights granted by Purchaser pursuant to the Intellectual Property License Agreement. To the Sellers’ Knowledge, the Owned Registered Purchased IP is valid, subsisting and enforceable and to the Sellers’ Knowledge, there are no facts or circumstances that would be reasonably expected to render any item of Owned Registered Purchased IP (including any pending application) invalid or unenforceable.

(b)            Section 2.1.11(b) of the Disclosure Schedule sets forth a true and complete list of all Purchased Intellectual Property (including the Purchased Patents) that is the subject of a registration (including an application for registration, issuance or grant) (“Owned Registered Purchased IP”), setting forth, as applicable, the name of the current owner, the title, the jurisdictions in which Patents have been issued and Patent applications have been filed and Trademarks have been registered and Trademark applications have been filed, along with the current owner, the respective application, registration or filing number, and the current status of such applications, registrations or filings. All required maintenance fees, annuity fees or renewal fees for such Owned Registered Purchased IP that are due and payable prior to the Closing Date have been paid. To the Sellers’ Knowledge, the ownership of the Owned Registered Purchased IP is accurately recorded with the appropriate Governmental Entity in the Territory. To Sellers’ Knowledge and except as set forth in Section 2.1.11(b) of the Disclosure Schedule, there are no actions (including the payment of late fees or penalties) that must be taken before the Closing or within [**] thereafter, including the payment of any registration, maintenance or renewal fees or the filing of any responses to any Governmental Entity of office actions, documents, applications or certificates for the purposes of obtaining, maintaining, perfecting or preserving or renewing any of the Owned Registered Purchased IP.

(c)            None of the Product IP is (i) subject to any Legal Proceeding or outstanding Order or (ii) involved in any reissue, interference, reexamination, opposition, or other pre-grant or post-grant inter partes proceeding or other proceeding initiated by a Person that is not a Governmental Entity, including challenges to the validity or enforceability of any Product IP before any Governmental Entity.

(d)            To Sellers’ Knowledge, the conduct of the Product Business as currently conducted or contemplated to be conducted by the Seller Group does not infringe, misappropriate or otherwise violate any Third Party’s Intellectual Property rights and as conducted by Sellers since the Lookback Date has not infringed, misappropriated or otherwise violated any Third Party’s Intellectual Property rights. No Legal Proceeding is pending or threatened in writing, or, to Sellers’ Knowledge, otherwise threatened, against any member of the Seller Group (i) based upon, challenging or seeking to deny or restrict the use, validity or enforceability of any of the Product IP, (ii) alleging that any Exploitation of any Product in the Territory, infringes, misappropriates or otherwise violates the Intellectual Property of any Person, or (iii) challenging the right, title or interest of a member of the Seller Group in, to or under the Product IP. No Seller has received any written notice, or to Sellers’ Knowledge, other notice from any other Person (A) alleging any Exploitation of any Product, infringes, misappropriates or otherwise violates the Intellectual Property of any Person, (B) challenging the ownership of any Product IP, (C) alleging any Product IP is invalid or unenforceable, or (D) offering to license any Intellectual Property rights to a member of the Seller Group in connection with any Exploitation of any Product.

(e)            To Sellers’ Knowledge, no Person is engaging in any activity that infringes, misappropriates or otherwise violates any Product IP. Seller Group has taken all commercially reasonable steps to protect the Trade Secrets that are Product IP. To the Sellers’ Knowledge, there has been no misappropriation or unauthorized disclosure of any Trade Secrets that are Product IP, or breach of any obligations of confidentiality with respect to the Purchased Assets.

(f)            All current or former employees or contractors of a member of the Seller Group who are or were involved in the design, creation, conception, reduction to practice or development of the Product IP have executed written contracts (i) obligating them to protect the confidential Product IP, and (ii) assigning all their rights in the Product IP to a member of the Seller Group.

(g)            No university, military, educational institution, research center, Governmental Entity or other similar organization has sponsored research or development conducted in connection with a Product or the Product Business that has any claim or right to, ownership of or other lien on any Product IP. No research and development conducted in connection with a Product or the Product Business was performed by a student, employee, post-grad, professor, researcher or other representative of any university, military, educational institution, research center, Governmental Entity or other similar organization that has any claim or right to, ownership of or other lien on any Purchased Intellectual Property.

(h)            (i) No member of the Seller Group is obligated to pay to any Person any royalties, fees, commissions or other amounts for the use by a member of the Seller Group of any Purchased Intellectual Property, and (ii) immediately after the Closing, all Purchased Intellectual Property will be fully transferable, alienable and licensable by Purchaser without restriction and without payment of any kind to any Third Party, other than as a result of actions taken or Contracts executed by Purchaser or its Affiliates.

(i)             Neither the execution, delivery or performance of this Agreement or the Ancillary Agreements nor the consummation of any of the Transactions will, with or without notice or lapse of time, result in, or give any other Person the right or option to cause or declare: (i) a loss of, or Encumbrance (other than a Permitted Encumbrance) on, any Product IP; (ii) the release, disclosure or delivery of any Product IP by or to any escrow agent or other Person; (iii) the grant, assignment or transfer to any other Person of any license or other right or interest under, to or in any of the Product IP; (iv) Purchaser granting to any Person any right to or with respect to any Product IP; (v) Purchaser, being bound by or subject to, any exclusivity obligations, non-compete or other restriction on the operation or scope of its business; or (vi) Purchaser being obligated to pay any royalties or other amounts to any Person in excess of those payable by it in the absence of this Agreement or the Transactions contemplated hereby. Following the Closing, as between the Parties, Purchaser will have and be permitted to exercise all of Seller Groups’ rights under the Product IP to the same extent that the relevant member of the Seller Group would have had, and been able to exercise, had this Agreement, and any other contracts, documents and instruments to be executed and delivered after the Execution Date, not been entered into, and the Transactions contemplated herein not consummated.

2.1.12      Taxes.

(a)            To the extent failure to do so could result in Liability to Purchaser or to which the Purchased Assets, the Product Business, or the Assumed Liabilities will be subject, with respect to any Pre-Closing Tax Period (i) all Tax Returns required to be filed with respect to the Purchased Assets, or for which Purchaser could be held liable under a successor liability or similar theory of Law, have been properly completed and filed on a timely basis and in correct form in all material respects, (ii) as of the time of filing, such Tax Returns correctly reflected in all material respects the facts regarding the income, business, assets, operations, activities, status and other matters of the Purchased Assets and any other information required to be shown thereon, (iii) no extension of time has been requested or granted within which to file any Tax Return with respect to the Purchased Assets, and (iv) with respect to amounts in respect of Taxes imposed with respect to the Purchased Assets for any Pre-Closing Tax Period, all applicable Tax Laws and agreements have been complied with in all material respects and all such amounts required to be paid by the applicable member of the Seller Group to Governmental Entities or others have been paid.

(b)            No claim, to the extent that such claim could result in Liability to Purchaser, has been made in writing, and no member of the Seller Group has received written notice of a proposed claim, by a Governmental Entity in any jurisdiction where a member of the Seller Group does not file Tax Returns, that such member of the Seller Group is or may be subject to taxation by that jurisdiction with respect to the Purchased Assets, the Product Business, or the Assumed Liabilities.

(c)            To the extent failure to do so could result in Liability to Purchaser, Sellers have withheld and timely paid all Taxes required to have been withheld and paid in connection with amounts paid or owing to any employee, independent contractor, creditor, shareholder or other Third Party with respect to any Tax period up to and including the Closing Date.

(d)            There are no Encumbrances for Taxes upon the Purchased Assets other than current Taxes not yet due and payable.

2.1.13      Product Liability. No member of the Seller Group has received written notice of any material claim since the Lookback Date arising out of any claim for injury to any Person which resulted from, or alleged to have resulted from, the use of Products (excluding Adverse Events routinely reported to Governmental Entities which are not expected to result in claims against any member of the Seller Group).

2.1.14      Solvency; Fair Value; No Fraudulent Conveyance. As of immediately after giving effect to the Transactions, (a) each member of the Seller Group will be able to pay its debts as they become due and will own property which has a fair saleable value greater than the amounts required to pay its debts (including a reasonable estimate of the amount of all contingent Liabilities), and (b) each member of the Seller Group will have adequate capital to carry on its business. The transfer of the Purchased Assets to Purchaser as contemplated by this Agreement and the other Ancillary Agreements is made in exchange for fair and equivalent consideration. No member of the Seller Group is entering into this Agreement or consummating the Transactions with the intent to defraud, delay or hinder its creditors and the consummation of the Transactions will not have any such effect. The Transactions will not give rise to any right of any creditor of a member of the Seller Group to assert any claim for fraudulent conveyance against Purchaser, any of its Subsidiaries or any of the Purchased Assets in the hands of Purchaser or any of their respective successors and assigns following the Closing.

2.1.15      Bulk Transfer Laws. There are no current or past creditors of a member of the Seller Group to whom any Law requires the delivery of notice or from whom any form of Consent is required in connection with the Seller Group’s undertaking the Transactions.

2.2          Representations and Warranties of Purchaser. Purchaser hereby represents and warrants to Sellers as follows:

2.2.1         Organization and Qualification.

(a)            Purchaser is a company (Kabushiki Kaisha) duly organized and validly existing under the laws of Japan and has all requisite corporate power and authority to conduct its business as it is now being conducted.

(b)            Purchaser is duly qualified and licensed to do business as a foreign company in, and is in good standing (where such concept is applicable) in, each jurisdiction where the character of the properties owned, leased, or operated by it or the nature of its activities makes such licensing necessary, except, in each case, where the failure to be so qualified or in good standing would not, individually or in the aggregate, have or reasonably be expected to have a Purchaser Material Adverse Effect.

2.2.2        Authority. Purchaser has all requisite company power and authority to execute and deliver this Agreement and each of the Ancillary Agreements to which it will be a party, to perform its obligations hereunder and to consummate the Transactions. The execution, delivery and performance by Purchaser of this Agreement and the Ancillary Agreements to which it will be a party and the consummation of the Transactions have been duly and validly authorized by all necessary company action on behalf of Purchaser. This Agreement has been, and upon their execution each of the Ancillary Agreements to which Purchaser will be a party will have been, duly executed and delivered by Purchaser and, assuming due execution and delivery by each of the other parties hereto and thereto, this Agreement constitutes, and upon their execution each of the Ancillary Agreements to which Purchaser will be a party will constitute, the legal, valid and binding obligation of Purchaser, enforceable against Purchaser in accordance with their respective terms, subject to the Enforceability Exceptions.

2.2.3        Non-Contravention. The execution, delivery and performance by Purchaser of this Agreement and each of the Ancillary Agreements to which it is a party, and the purchase of the Purchased Assets by Purchaser and the consummation of the other Transactions do not and will not: (a) conflict with or violate the certificate of formation or operating agreement or comparable organizational documents of Purchaser; (b) conflict with, violate or breach any Law or Order applicable to Purchaser; or (c) conflict with, result in any breach of, result in the loss of any right or benefit of, cause acceleration of, or constitute a default (or an event that, with notice or lapse of time or both, would become a default), or give rise to any right to terminate, cancel, amend or accelerate under, or require any Consent of or notice to any Person pursuant to, any Contract of Purchaser, except, in each case of clauses (a) through (c), as would not, individually or in the aggregate, have a Purchaser Material Adverse Effect.

2.2.4        No Broker. There is no broker, finder, financial advisor, or other Third Party acting, or who has acted, on behalf of Purchaser or any of its Affiliates, who is entitled to receive any brokerage, finder’s, or financial advisory fee from any member of the Seller Group in connection with the Transactions.

2.2.5        Consents. Purchaser is not required to provide, make, seek or obtain any notice to, filing with, or Permit or Consent of any Governmental Entity or other Person in connection with the execution, delivery and performance by Purchaser of this Agreement or any Ancillary Agreement to which Purchaser will be a party or the consummation of the Transactions, except where the failure to provide such notice, make such filing, or seek or obtain such Permit or Consent would not, individually or in the aggregate, have a Purchaser Material Adverse Effect.

2.3          Exclusivity of Representations.

2.3.1        PURCHASER ACKNOWLEDGES AND AGREES THAT, EXCEPT FOR THE EXPRESS REPRESENTATIONS AND WARRANTIES CONTAINED IN SECTION 2.1 OR IN ANY ANCILLARY AGREEMENT, (A) SELLERS HAVE MADE NO REPRESENTATION OR WARRANTY WHATSOEVER HEREIN OR OTHERWISE RELATED TO A PRODUCT, THE PRODUCT BUSINESS OR THE TRANSACTIONS AND (B) PURCHASER HAS NOT RELIED ON ANY REPRESENTATION OR WARRANTY, EXPRESS OR IMPLIED, IN CONNECTION WITH A PRODUCT, THE PRODUCT BUSINESS OR THE TRANSACTIONS. WITHOUT LIMITING THE GENERALITY OF THE FOREGOING, PURCHASER ACKNOWLEDGES AND AGREES THAT, EXCEPT AS EXPRESSLY PROVIDED IN THIS AGREEMENT OR IN ANY ANCILLARY AGREEMENT, PURCHASER IS ACQUIRING THE PURCHASED ASSETS ON AN “AS IS, WHERE IS” BASIS WITHOUT ANY EXPRESS OR IMPLIED WARRANTIES, EITHER IN FACT OR BY OPERATION OF LAW, BY STATUTE OR OTHERWISE, INCLUDING ANY WARRANTY AS TO QUALITY, THE FITNESS FOR A PARTICULAR PURPOSE, NON-INFRINGEMENT, MERCHANTABILITY, CONDITION OF THE PURCHASED ASSETS OR AS TO ANY OTHER MATTER. PURCHASER ACKNOWLEDGES AND AGREES THAT IT HAS NOT RELIED ON ANY PROJECTIONS, COST ESTIMATES OR OTHER FORWARD-LOOKING INFORMATION PROVIDED BY OR ON BEHALF OF SELLERS (INCLUDING CONTAINED IN ANY “DATA ROOMS” OR IN ANY MANAGEMENT PRESENTATIONS).

2.3.2        SELLERS ACKNOWLEDGE AND AGREE THAT, EXCEPT FOR THE EXPRESS REPRESENTATIONS AND WARRANTIES CONTAINED IN SECTION 2.2 OR IN ANY ANCILLARY AGREEMENT, PURCHASER HAS MADE NO REPRESENTATION OR WARRANTY WHATSOEVER HEREIN OR OTHERWISE RELATED TO THE TRANSACTIONS AND SELLERS HAVE NOT RELIED ON ANY REPRESENTATION OR WARRANTY, EXPRESS OR IMPLIED, IN CONNECTION WITH THE TRANSACTIONS CONTEMPLATED HEREBY OR BY THE ANCILLARY AGREEMENTS.

Article 3
COVENANTS

3.1          Post-Closing Access and Information; Cooperation in Legal Proceedings and Investigations.

3.1.1         For the period commencing on the Closing Date and ending on the date on which the dissolution or liquidation of the relevant member of Seller Group becomes effective, Sellers shall, and shall cause each other member of the Seller Group to (a) preserve and retain the books and records of Sellers and each other member of the Seller Group that are or pertain to the Excluded Assets or Excluded Liabilities (the “Excluded Books and Records”), and (b) provide Purchaser and its Affiliates, and their respective Representatives, reasonable access, and the right to inspect and duplicate, during normal business hours, upon reasonable prior notice to Sellers or other members of the Seller Group, to such books and records (including any Tax records) and the personnel of Sellers and other members of the Seller Group, in each case, to the extent such access is reasonably necessary or desirable (i) in connection with the preparation of Purchaser’s or its Affiliates’ accounting records, or with any financial reporting or filing obligations, or audits, (ii) in connection with the preparation of any Tax Returns or with any tax audits, (iii) in connection with any Legal Proceeding or investigation relating to the Purchased Assets, the Assumed Liabilities or the Product Business, (iv) any inspection of Purchaser’s or its Affiliates’ facilities by a Governmental Entity or (v) in connection with any required regulatory filing or reporting obligation or governmental inquiry relating to the Purchased Assets, the Assumed Liabilities or the Product Business; provided, however, that (A) Purchaser shall reimburse Sellers or other members of the Seller Group, as applicable, for all reasonable and necessary out-of-pocket costs and expenses incurred by Sellers or other members of the Seller Group in connection with any such request, (B) Sellers may redact any information to the extent not related to the Purchased Assets, the Assumed Liabilities or the Product Business, and (C) any access of Purchaser or its Representatives pursuant to this Section 3.1.1 shall be conducted in a manner as not to unreasonably interfere with the operation of Sellers or other members of the Seller Group. Notwithstanding anything to the contrary contained in this Agreement, a Seller shall not be required to disclose any information or provide any such access if such disclosure or access would (w) violate applicable Law, (x) violate the provisions of a binding Contract (including any confidentiality agreement to which such Seller is a party), provided, that Sellers shall use good faith efforts to obtain the Consent of any such Third Party to such disclosure, (y) result in the waiver of any attorney-client privilege or other established legal privilege or (z) disclose any Trade Secrets not included in the Purchased Intellectual Property. If any material is withheld by a Seller pursuant to the immediately preceding sentence, such Seller shall inform Purchaser as to the general nature of what is being withheld and the basis for withholding such material and use commercially reasonable efforts to provide such information in a manner and to the extent it would not result in the aforementioned effect (including, to the extent reasonably practicable, by redacting such portions of documents that cause such effect). Promptly following the expiration of the Bridge Period, Sellers shall provide written notice to Purchaser, reasonably in advance of the effectiveness of the liquidation, informing Purchaser of the anticipated date on which the liquidation of a member of the Seller Group will be completed under the laws of its jurisdiction of formation or incorporation, and upon receipt of such notice, [**]. Purchaser shall reimburse the relevant member of the Seller Group for all reasonable and necessary out-of-pocket costs and expenses incurred by it in connection with the foregoing transfer of the Excluded Books and Records. The access and information provided in accordance with this Section 3.1.1 shall not in any way diminish or otherwise affect any of the representations or warranties of Sellers hereunder or Purchaser’s right to indemnification pursuant to Article 4 in respect of any breach thereof.

3.1.2        Notwithstanding anything to the contrary set forth in Section 3.1.1 or any other provision of this Agreement or any of the Ancillary Agreements, following the Closing, to the extent reasonably requested by Purchaser and at Purchaser’s sole expense, Sellers shall, and shall cause each other member of the Seller Group to, reasonably cooperate with Purchaser and its Affiliates, and their respective Representatives, in the defense or prosecution of any Legal Proceeding, examination or audit instituted prior to or after the Closing against or by any Party or their respective Affiliates to the extent relating to or arising out of the conduct of the Product Business or the Exploitation of a Product prior to the Closing (other than Legal Proceedings, if any, between Purchaser or its Affiliates, on the one hand, and a member of the Seller Group, on the other hand, arising out of the Transactions, this Agreement, or the Ancillary Agreements) (a “Relevant Legal Proceeding”). In furtherance of the foregoing, from and after the Closing, Sellers shall, and shall cause the other members of the Seller Group to, (a) make available to Purchaser during normal business hours and upon reasonable prior written notice, but without unreasonably disrupting its business, all available and accessible books and records to the extent relating to the Product Business, Purchased Assets or Assumed Liabilities and (b) use commercially reasonable efforts to make its respective personnel reasonably available for interviews, depositions and testimony, in each case, to the extent reasonably necessary to permit the defense or investigation of any such Relevant Legal Proceeding. In order to be able to satisfy the foregoing obligations, Sellers shall, and shall cause the other members of the Seller Group to, preserve and retain all such books and records for the length of time contemplated by Section 3.1.1. [**]. Notwithstanding anything to the contrary contained in this Agreement, no member of the Seller Group shall be required to disclose any information or provide any such access if such disclosure or access would (i) violate applicable Law, (ii) violate the provisions of a binding Contract (including any confidentiality agreement to which such member of the Seller Group is a party), provided, that Sellers shall use good faith efforts to obtain the Consent of any such Third Party to such disclosure, (iii) result in the waiver of any attorney-client privilege or other established legal privilege, or (iv) disclose any Trade Secrets not included in the Purchased Intellectual Property. If any material is withheld by a member of the Seller Group pursuant to the immediately preceding sentence, a Seller shall inform Purchaser as to the general nature of what is being withheld and the basis for withholding such material and use commercially reasonable efforts to provide such information in a manner and to the extent it would not result in the aforementioned effect (including, to the extent reasonably practicable, by redacting such portions of documents that would cause such effect). The access and information provided in accordance with this Section 3.1.2 shall not in any way diminish or otherwise affect any of the representations or warranties of Sellers hereunder or Purchaser’s right to indemnification pursuant to Article 4 in respect of any breach thereof.

3.2          Covenants Regarding Intellectual Property.

3.2.1        Following the Closing, Purchaser shall have the sole right and discretion, at its sole cost and expense, to file, prosecute (including the defense of any oppositions, interferences, reissue proceedings, re-examinations and other post-grant proceedings originating in a patent office, including the filing of any patent term extensions) and maintain any Purchased Intellectual Property (collectively, “Prosecute and Maintain”). Following the Closing, Sellers shall, and shall cause each other member of the Seller Group to, reasonably cooperate with Purchaser and its Affiliates, as reasonably requested by Purchaser with respect to Purchaser’s efforts to Prosecute and Maintain and enforce the Purchased Intellectual Property, and to provide reasonable additional information and execute any documents necessary for Purchaser or its Affiliates to Prosecute and Maintain and enforce the Purchased Intellectual Property or to secure and perfect any of Purchaser’s rights in the Purchased Intellectual Property. Sellers shall promptly notify Purchaser in writing if any of the Sellers or any other member of the Seller Group is notified of any Legal Proceeding by any Third Party involving any Purchased Intellectual Property, including any nullity, revocation, interference, reexamination or compulsory license proceeding (each, a “Third Party IP Action”). Purchaser shall have the sole right, but not the obligation, to defend against any Third Party IP Action and any such defense will be at Purchaser’s expense. Sellers will, and will cause each member of the Seller Group to, cooperate with Purchaser and its Affiliates and Representatives in connection with any Third Party IP Action.

3.2.2        As between Sellers and Purchaser, Purchaser shall be responsible for filing any instruments of transfer relating to the Purchased Intellectual Property with applicable Governmental Entities following the Closing at Purchaser’s own cost and expense. As soon as reasonably practical after the Closing, Sellers shall complete, validly execute, and, if required under applicable Law or by Governmental Entities, have notarized and legalized (or, as applicable, cause other members of the Seller Group to execute and, if required under applicable Law, have notarized and legalized), at Sellers’ cost, and deliver to Purchaser (or its designee), such intellectual property assignments and other instruments of transfer as are prepared and reasonably requested by Purchaser to record and perfect the transfer to Purchaser or its Affiliates, as applicable, of the Owned Registered Purchased IP.

3.2.3        As reasonably requested by Purchaser in writing following the Closing and on or before [**], the applicable Seller shall file, with the appropriate Patent authorities in the Territory, Patent applications claiming priority to US patent application number [**] and/or EP patent application number [**] (each, such patent application a “Post-Closing Cooperation Patent”). Upon the filing of each such Post-Closing Cooperation Patent (a) such Post-Closing Cooperation Patent shall automatically constitute a Purchased Patent and (b) such Post-Closing Cooperation Patent shall be automatically assigned, and is hereby assigned, to Purchaser by the applicable Seller.

3.3          Further Assurances; Non-Assignable Assets; Wrong Pockets.

3.3.1        Subject to Section 3.6, (a) each of the Sellers shall, and shall cause each other member of the Seller Group to, and (b) Purchaser shall, at any time or from time to time after the Closing, execute and deliver all such conveyance, transfer or assignment instruments and documents as the other Party may reasonably request in order to (i) vest in Purchaser (or its designee(s)) all of the Seller Group’s right, title and interest in and to the Purchased Assets as contemplated hereby, (ii) effectuate Purchaser’s (or its delegatee(s)’s) assumption of the Assumed Liabilities, (iii) grant to each Party all rights that are to be granted to such Party under this Agreement or the Ancillary Agreements and (iv) otherwise make effective the Transactions; provided, however, that after the Closing, apart from the foregoing further assurances, neither Sellers nor Purchaser shall have any other obligations except as specifically set forth in this Agreement or in the Ancillary Agreements. For the avoidance of doubt, to effect the transfer, assignment and conveyance of the Purchased Assets to, and the assumption of the Assumed Liabilities by, Purchaser (or its designee(s) or delegatee(s)), the Parties shall promptly apply to the applicable Governmental Entity for any necessary Consents.

3.3.2        Without limiting Sellers’ obligations under Sections 1.1.1, 1.4.2(a)(i) or 3.6, to the extent that a Seller’s rights under any Purchased Asset may not be conveyed, transferred or assigned (a) under applicable Law or (b) without the Consent of another Person and such Consent has not been obtained prior to the Closing, this Agreement shall not constitute an agreement to convey, transfer or assign the same if an attempted conveyance, transfer or assignment would be unlawful or constitute a breach of the underlying Contract which provides for the Consent. If (i) the Consents set forth on Section 2.1.5(c) of the Disclosure Schedule shall not have been obtained prior to the Closing and (ii) the relevant Purchased Asset whose assignment, transfer or conveyance requires such Consent is reasonably necessary for the conduct of the Product Business, then Sellers shall, and shall cause each other member of the Seller Group to, until expiration of the Bridge Period, use their commercially reasonable efforts to assist and cooperate with Purchaser and its Affiliates in order to obtain such Consent to the assignment, transfer or conveyance thereof; provided, that neither Sellers nor any of their Affiliates shall be required to pay any amount of money to any Third Party, commence any Legal Proceeding or offer or grant any non-de minimis accommodation (financial or otherwise) to any Third Party in connection with such efforts or otherwise in complying with its obligations under this Section 3.3.2. Until any such Consent is obtained and the related Purchased Asset is transferred, assigned and conveyed to Purchaser (or its designee(s)), Sellers shall, and shall cause each other member of the Seller Group to, use their commercially reasonable efforts to (A) provide to Purchaser substantially comparable benefits thereof and (B) enforce, at the request of and for the account and at the expense of Purchaser, any rights of Sellers arising under any such Purchased Asset against any Person. To the extent that Purchaser or any of its Affiliates is provided with benefits of any such Purchased Asset, Purchaser or such Affiliate shall perform the obligations of the relevant Sellers associated with the benefits received by Purchaser or such Affiliate thereunder to the extent that such obligations would constitute an Assumed Liability. Once any such Consent for the transfer, conveyance or assignment of any such non-assignable asset is obtained, Sellers shall, and shall cause each other member of the Seller Group to, convey, assign, transfer and deliver such non-assignable asset to Purchaser (or its designee(s)) at no additional cost to Purchaser. To the extent that the Parties are not successful in providing the economic claims, rights and benefits under a Purchased Asset that is not transferred, assigned or conveyed to Purchaser (or its designee(s)) as a result of this Section 3.3.2 prior to the expiration of the Bridge Period, such asset will cease to be a Purchased Asset and all Liabilities with respect to such asset shall constitute Excluded Liabilities.

3.3.3        In the event that, within the Bridge Period, Purchaser or an Affiliate of Purchaser receives any invoices from any Third Party with respect to any account payable of the Product Business outstanding, and to the extent attributable to the period prior to the Closing, then Purchaser shall, within [**] of receipt of such invoice, provide a copy of such invoice to Nabriva Parent, and Sellers shall solely be responsible to pay and discharge or challenge such invoice. In the event that, within the Bridge Period, Sellers or any of their Affiliates receive any invoices from any Third Party with respect to any account payable of Purchaser or any of its Affiliates for any period after the Closing, then Sellers shall, within [**] of receipt of such invoice, provide a copy of such invoice to Purchaser, and Purchaser shall solely be responsible to pay and discharge or challenge such invoice.

3.3.4        Subject to Section 3.3.2 and Section 3.6, if during the Bridge Period either Purchaser or any Affiliate of Purchaser, on the one hand, or any of the Sellers or any other member of the Seller Group, on the other hand, becomes aware that any of the Purchased Assets has erroneously not been transferred, assigned or conveyed to Purchaser or its Affiliates (as applicable) at the Closing or that any of the Excluded Assets has erroneously been transferred or assigned to Purchaser or its Affiliates at the Closing, it shall promptly notify the other and the Parties shall, as soon as reasonably practicable, ensure that such property is transferred, at the expense of the Party that is seeking the assets to be transferred to it, to (a) Purchaser or its Affiliates (as applicable), in the case of any Purchased Asset which was erroneously not transferred, assigned or conveyed to Purchaser or such Affiliate at the Closing; or (b) the relevant Seller, in the case of any Excluded Asset which was erroneously transferred, assigned or conveyed to Purchaser at the Closing.

3.4          Publicity. Purchaser will not and will cause its controlled Affiliates not to, and Sellers will not and will cause each member of the Seller Group and their Affiliates not to, make any public announcement related to this Agreement or the Transactions without the mutual approval of Nabriva Parent and Purchaser, except any public disclosure which either Purchaser or Nabriva Parent, in its good faith judgment, believes is required by applicable Law or by any stock exchange on which its securities or those of its Affiliates are listed; provided, that each of Purchaser and its Affiliates and Sellers, members of the Seller Group and their Affiliates may make any public statement in response to questions by the press, analysts, investors or those attending industry conferences or financial analyst calls, or issue press releases, so long as any such public statement or press release is consistent with prior public disclosures, press releases or public statements approved by the other party pursuant to this Section 3.4 and which do not reveal non-public information about the other Parties. If a Party, in its good faith judgment, believes such disclosure is so required, such Party shall use its commercially reasonable efforts (to the extent reasonably practicable) to consult with the other Parties and their Representatives, and to consider in good faith any revisions proposed by the other Parties or their Representatives, as applicable, prior to making (or prior to any of its Affiliates making) such disclosure, and shall limit such disclosure to only that information which is legally required to be disclosed. Notwithstanding the foregoing, (a) Purchaser and its Affiliates, on the one hand, and members of the Seller Group, on the other hand, may make internal announcements to their respective employees, Representatives and Affiliates and public announcements that are consistent with a communications plan agreed upon by Nabriva Parent and Purchaser, (b) each Party may communicate with government officials, customers and suppliers regarding this Agreement and the Transactions (to the extent that, in the case of customers and suppliers, such communications are consistent with a communications plan agreed upon by Nabriva Parent and Purchaser), and (c) following the Closing, Purchaser and its Affiliates may make such disclosures and announcements regarding their use and operation of the Product Business, Purchased Assets and Assumed Liabilities as they determine in their sole discretion, and any member of the Seller Group may make such disclosures and announcements regarding the Excluded Assets and Excluded Liabilities as it may determine in its sole discretion. Neither Purchaser nor any member of the Seller Group may issue a press release announcing the execution and delivery of this Agreement or the Closing without the prior written consent of the other Party, and provided that the content of such press release must be consented to by Nabriva Parent and Purchaser prior to its issuance (such consent not to be unreasonably withheld, conditioned or delayed).

3.5          Confidentiality.

3.5.1        From and after the Closing, each of the Parties (a) shall hold, and shall direct its respective Affiliates and Representatives to hold, in strict confidence from any Person all Confidential Information furnished to it by or on behalf of the other Parties in connection with the Transactions, (b) shall not, directly or indirectly, disclose, divulge or make any use of, and will cause its respective Affiliates and their Affiliates’ respective Representatives to not, directly or indirectly, disclose, divulge or make any use of, any Confidential Information, including disclosure to journalists, customers, vendors, employees and consultants of such Party, participants or analysts in the industry in which the Product Business or the retained businesses of the Seller Group, as applicable, are conducted or through social media, except that such Party may disclose Confidential Information solely to the extent required to (i) perform its obligations or exercise its rights under this Agreement or any Ancillary Agreement, (ii) comply with applicable Law or the rules or orders of any stock exchange on which its securities or those of its Affiliates are listed, (iii) prepare accounting records or in connection with any audits, (iv) prepare any Tax Returns or in connection with any tax audits, or (v) with respect to the Seller Group, comply with the applicable member of the Seller Group’s specific obligations under the Extraterritorial Agreements, and for no other purpose, and (c) shall, and shall cause its Affiliates and Representatives to, protect Confidential Information from disclosure using the same degree of care as the applicable Party used to protect its own proprietary and confidential information from unauthorized use or disclosure, but in no event less than a reasonable degree of care. Each Party acknowledges and agrees that the Confidential Information is proprietary and confidential in nature and that such Party shall be responsible for any breach of the confidentiality obligations set forth in this Section 3.5 by any of its Affiliates or Representatives. Notwithstanding anything to the contrary set forth herein, this Section 3.5 does not prohibit any disclosure permitted by Section 3.4, or any disclosure required to be made by applicable Law so long as, to the extent legally permissible, the disclosing Party provides to the other Parties with reasonable prior notice of such disclosure and a reasonable opportunity (at such other Parties’ sole cost and expense) to contest such disclosure and the disclosing Party shall use its reasonable best efforts to obtain assurance that confidential treatment will be accorded to such Confidential Information.

3.5.2        For purposes of this Agreement, “Confidential Information” means (a) with respect to the obligations of Sellers pursuant to Section 3.5.1, all information included in the Purchased Product Records, Product Promotional Material or relating to a Product, the Purchased Assets or Assumed Liabilities, Purchaser, Purchaser’s Affiliates or their respective Representatives, contractors, suppliers, vendors, distributors or similar Third Parties, or their respective businesses (including all Patent Files and Trade Secrets within the Purchased Intellectual Property) and the existence and terms of this Agreement and the Ancillary Agreements, and (b) with respect to the obligations of Purchaser pursuant to Section 3.5.1, all information provided to Purchaser or any of its Affiliates or Representatives relating to any of the Sellers, other members of the Seller Group, or their respective Affiliates or businesses, except to the extent such information relates to the Purchased Product Records, Product Promotional Material, a Product in the Territory, the Product Business, Purchased Assets or Assumed Liabilities. Notwithstanding the foregoing, Confidential Information shall not include information that, in each case as demonstrated by written documentation: (i) was generally available to the public or otherwise part of the public domain at the time of its disclosure; (ii) became generally available to the public or otherwise part of the public domain after its disclosure other than through any act or omission in breach of this Agreement or any other confidentiality obligation; (iii) is subsequently disclosed by a third party without obligations of confidentiality with respect thereto; or (iv) is subsequently independently developed without the aid, application or use of Confidential Information.

3.6          Delivery of Purchased Assets.

3.6.1        Sellers will deliver, or will cause to be delivered, to Purchaser (or its applicable designee(s)), through the method of delivery reasonably determined by Purchaser and communicated to Sellers in advance of the Closing, the Purchased Intellectual Property, any Regulatory Documentation, any Purchased Product Records, and any other items included in the Purchased Assets, in each case to the extent in electronic format, through (a) Electronic Delivery or (b) to the extent communicated by Purchaser to Sellers in advance of the Closing, delivery through one or more USB flash drives or similar portable data storage devices by or on behalf of Sellers to the address(es) designated by Purchaser in advance of the Closing. The Parties agree that the delivery pursuant to this Section 3.6.1 shall be made (i) if through Electronic Delivery, at the Closing and (ii) if through the delivery of USB flash drives or similar portable data storage devices in accordance with the provisions of this Section 3.6.1, promptly, and in no event later than [**], following the Closing. The Parties agree that Sellers will include in the delivery pursuant to this Section 3.6.1, among other items, (A) all Lab Notebooks that are in electronic form as of the Closing Date, and (B) to the extent the original Lab Notebooks are in physical form, any electronic copies thereof that Sellers or any other member of the Seller Group has as of immediately prior to the Closing.

3.6.2        Except as expressly set forth in this Section 3.6 or elsewhere in this Agreement and unless Nabriva Parent and Purchaser otherwise mutually agree in writing, delivery of any tangible assets or property, including any Purchased Regulatory Documentation, Purchased Product Records, Product Promotional Material and Patent Files that are not in electronic format that are included in the Purchased Assets shall be made by the respective member of the Seller Group to Purchaser (or one or more of its designees) in the manner, to the locations and at the times set forth in Schedule 3.6.2. On or as promptly as reasonably practicable (but in no event later than [**]) after the Closing Date, Nabriva Parent shall notify all of Seller Group’s agents and other Third Parties that hold files or other tangible assets, including any Regulatory Documentation, included in the Purchased Assets that, effective as of the Closing, Purchaser (or one or more of its designees) owns, with directions to deliver such Purchased Assets to Purchaser (or its designees) in accordance with Purchaser’s reasonable instructions. Sellers shall pay for any costs or expenses associated with the delivery of the Purchased Assets to Purchaser or any of its designees in accordance with this Agreement.

3.6.3        Subject to Section 3.5, Sellers may retain copies of the Regulatory Documentation and the Product Records included within the Purchased Assets to the extent necessary for Taxes or accounting matters; provided that access to such information shall be restricted to legal counsel of the Seller Group and such employees of the Seller Group who have a “need to know” such information in connection therewith.

3.6.4        Notwithstanding anything to the contrary set forth in this Agreement, Sellers expressly agree that all Purchased Assets which are not delivered on the Closing Date in accordance with the terms of this Agreement are deemed to be held in trust and to the order of Purchaser pending delivery thereof to Purchaser pursuant to this Agreement.

3.7          Regulatory Matters.

3.7.1        After the Closing, as requested by Purchaser from time to time, qualified personnel from the Seller Group familiar with the books and records and other documents and materials included within the Purchased Assets or the Purchased Intellectual Property will reasonably cooperate with Purchaser and its Affiliates and their respective Representatives, upon reasonable advance notice and during reasonable hours, and exchange knowledge, including by meeting or participating in telephone conference calls with personnel from Purchaser or Purchaser’s designee at such agreed upon times, all as reasonably necessary to ensure a prompt transition of all of the Purchased Assets and Purchased Intellectual Property to Purchaser and its Affiliates. Sellers shall designate a transition manager to act as the primary contact person with respect to all matters relating to this Section 3.7. Purchaser shall designate a transition manager to act as the primary contact person with respect to all matters relating to this Section 3.7.

3.7.2        Notwithstanding anything to the contrary in this Section 3.7, for as long as the marketing authorization application filed with the NMPA and the import drug license application filed with NMPA (such applications together, the “Pending NMPA Applications”) are pending, [**].

3.7.3        Each of Sellers shall use commercially reasonable efforts to, and shall cause each other member of the Seller Group to use commercially reasonable efforts to, deliver all Purchased Regulatory Documentation (including Governmental Transfer Consents for the transfer to Purchaser of data deriving from or relating to Clinical Trials) and, to the extent applicable, technology export recordals or approvals with respect to technical information (including pursuant to People’s Republic of China Technology Import and Export Administration Regulation) to Purchaser at the Closing, except to the extent a recordal with, or an approval by, a Governmental Entity for such transfer (“Governmental Transfer Consent”) is required, in which case, Sellers shall furnish evidence of having applied to relevant Governmental Entities to obtain such Governmental Transfer Consent at the Closing, and Sellers shall use their reasonable best efforts to obtain such Governmental Transfer Consent as promptly as practical following the Closing. To the extent that any Purchased Regulatory Documentation or technology export recordal or approval is not delivered at the Closing in accordance with the immediately preceding sentence, Sellers shall, and shall cause each other member of the Seller Group to, deliver all such Purchased Regulatory Documentation and technology export recordals or approvals to Purchaser at the latest within [**] after Closing. Delivery to Purchaser of Purchased Regulatory Documentation pursuant to this Section 3.7 shall be effected (i) for electronic files, in accordance with Section 3.6.1, with the electronic files contained therein appropriately named and organized in a reasonably logical and functional order with a separate index provided, and (ii) for all files submitted to a Governmental Entity, in the original format in which they were submitted to such Governmental Entity (e.g., paper, electronic, eCTD, Nees) and in their entirety, with all electronic source files provided for such submission files (e.g., Microsoft Word, working files) in accordance with Sections 3.6.1 and 3.6.1. Concurrent with such transfer, Sellers shall, and shall cause each other member of the Seller Group to, provide Purchaser or an Affiliate of Purchaser (as determined in Purchaser’s sole discretion and communicated by Purchaser to Sellers) with all associated datasets using SAS transport files and metadata (e.g., programs, user guides), including the datasets used for all reports (e.g., CSR, ISE, ISS) including SDTM and ADAM datasets.

3.7.4        With respect to each Regulatory Approval Application set forth on Schedule 3.7.4, for the period of time from the Closing until the earliest of (a) acceptance by the applicable Governmental Entity in the Territory, (b) denial by the applicable Governmental Entity in the Territory or (c) voluntary withdrawal, termination or transfer to Purchaser (in each case, at the direction of Purchaser) of such Regulatory Approval Application, the members of the Seller Group shall take all steps that are reasonably necessary to obtain the acceptance or transfer to Purchaser of such Regulatory Approval Application.

3.7.5        During the Bridge Period, Sellers shall reasonably cooperate with Purchaser in good faith to reasonably (determined in light of Sellers’ then operations, infrastructure, and employees), in each case at Purchaser’s cost, (a) support Purchaser’s communications and meetings with Governmental Entities as reasonably requested to support Purchaser’s Clinical Trial Authorization Applications, Marketing Approval Applications and obligations under Regulatory Approvals with respect to a Product in the Territory (provided that Purchaser shall be solely responsible for the preparation of any materials submitted in connection with any such communications or meetings) and Sellers shall cause Nabriva Parent and Nabriva DAC to remain in existence to the extent necessary to comply with the foregoing and consistent with their obligations set forth in Section 3.15, and (b) consult with Purchaser regarding the status of development of a Product in the Territory, including ongoing discussions with regulators, partners, sites and vendors and the content of the Purchased Product Records and Purchased Regulatory Documentation.

3.7.6        Notwithstanding anything in this Agreement to the contrary, Sellers shall be permitted to delegate any obligations set forth in this Section 3.7 to any of its Affiliates or Third Parties; provided that Sellers shall remain responsible for the performance of such delegated obligations.

3.8          Certain Tax Matters.

3.8.1        Withholding Taxes. The amounts payable by one Party (the “Payer”) to another Person (the “Payee”) pursuant to this Agreement (“Payments”) shall not be reduced on account of any Taxes unless required by applicable Law. The Payee alone shall be responsible for paying any and all Taxes (other than withholding Taxes required to be withheld and filed by the Payer) levied on account of, or measured in whole or in part by reference to, any Payments it receives. The Payer shall deduct or withhold from the Payments any Taxes that it is required by applicable Law to deduct or withhold; provided that in the case of any amount required to be deducted or withheld by the Payer from any Payment under applicable Law, such amount shall be treated for all purposes of this Agreement as having been paid to the Payee. Other than with respect to wages or compensation related to employment, in the event that Payer determines that such withholding and deduction is required, the Payer shall (a) provide the Payee with reasonable notice of such determination (at least [**] prior to the proposed payment date), (b) consult with the Payee to determine whether the withholding Tax is legally required, and (c) cooperate with the Payee as reasonably requested by the Payee to reduce the amount of any such withholding to the extent permitted under applicable Law. The Payee shall co-operate with the Payer in completing any procedural formalities, including delivering any completed documentation or providing any information as may be reasonably requested by the Payer, necessary for the Payer to make any payment without withholding or subject to a reduced rate of withholding or to comply with any obligation on the Payor to file or hold such documentation. If the Payee is entitled under any applicable Tax treaty to a reduction of rate of, or the elimination of, or recovery of, applicable withholding Tax, it shall deliver to the Payer or the appropriate Governmental Entity (with the assistance of the Payer to the extent that this is reasonably required and is expressly requested in writing) the prescribed forms necessary to reduce the applicable rate of withholding or to relieve the Payer of its obligation to withhold Tax, and the Payer shall apply the reduced rate of withholding, or dispense with the withholding, as the case may be. If, in accordance with the foregoing, the Payer withholds any amount, it shall make timely payment to the proper taxing authority of the withheld amount, and send to the Payee proof of such payment within [**] following that payment.

3.8.2        Allocation of Purchase Price.

(a)            The Parties agree that the Purchase Price will be allocated amongst the Purchased Assets, the Assumed Liabilities and, to the extent appropriate, the Ancillary Agreements, as set forth in Schedule 3.8.2(a) (the “Allocation”).

(b)            The Allocation will be conclusive and binding upon the Parties for Tax purposes, and no Party will make any statement or declaration to any taxing authority that is inconsistent with the Allocation. No Party will take or permit any of its Affiliates or Representatives to take any position on any tax return with any taxing authority or in any judicial Tax proceeding that is inconsistent with the Allocation. Each Party will timely notify the other Parties, and will timely provide the other Parties with assistance, in the event of an examination, audit or other proceeding regarding the Allocation.

3.8.3        Transfer Taxes and Apportioned Obligations.

(a)            All amounts payable hereunder or under any Ancillary Agreement are exclusive of all recordation, transfer, documentary, excise, sales, value added, use, stamp, conveyance or other similar Taxes, duties or governmental charges, and all recording or filing fees or similar costs, imposed or levied by reason of, in connection with or attributable to this Agreement and the Ancillary Agreements or the Transactions (collectively, “Transfer Taxes”). All Transfer Taxes payable in the United States (to the extent applicable), Ireland or Austria shall be borne by Sellers (collectively, “Covered Transfer Taxes”). All Tax Returns with respect to Covered Transfer Taxes shall be timely filed by the member of the Seller Group responsible for such filing under applicable Law. To the extent Purchaser would be the Person responsible for making a Tax Return in respect of Covered Transfer Taxes, Sellers shall prepare such Tax Returns for execution by Purchaser, unless otherwise agreed between the Parties. Purchaser shall sign and file such Tax Returns (with any changes that Purchaser determines are necessary to comply with applicable Law) and Sellers shall provide Purchaser with funds sufficient to pay such Covered Transfer Taxes. Each Party shall use their commercially reasonable efforts to obtain any available exemption from such Covered Transfer Taxes and to cooperate with the other Parties in providing any information or documentation that may be necessary to obtain such exemptions.

(b)            If any part of the Covered Transfer Taxes is VAT which is, or becomes, chargeable on the transfer of the Purchased Assets from a Seller to Purchaser then: (i) where Seller is the Person required to account to the relevant Governmental Entity for the VAT, the Seller shall pay the VAT to the relevant Governmental Entity and provide Purchaser with a valid VAT invoice evidencing the amount of the VAT paid, and to the extent Purchaser has a right to recover this VAT from the relevant Governmental Entity, Purchaser shall use best endeavors to do so and promptly pay to the Seller an amount equal to any credit or repayment Purchaser receives from the relevant Governmental Entity; and (ii) where Purchaser is the Person required to account to the relevant Governmental Entity for the VAT, the Seller shall promptly, following demand from Purchaser, pay to Purchaser an amount equal to the VAT chargeable but only to the extent that Purchaser reasonably determines that it is not entitled to credit or repayment from the relevant Governmental Entity in respect of that VAT. In all cases, if VAT arises on the Transactions, Sellers will issue a valid VAT invoice to Purchaser in accordance with applicable Laws.

(c)            All personal property and similar ad valorem obligations levied with respect to the Purchased Assets for a taxable period which includes (but does not end on) the Closing Date (collectively, the “Apportioned Obligations”) shall be apportioned between members of the Seller Group, on the one hand, and Purchaser, on the other hand, based on the number of days of such taxable period ending on the day prior to the Closing Date (such portion of such taxable period, the “Pre-Closing Straddle Tax Period”) and the number of days of such taxable period on and after the Closing Date (such portion of such taxable period, the “Post-Closing Straddle Tax Period”). The Seller Group shall be liable for the proportionate amount of such Apportioned Obligations that is attributable to the Pre-Closing Straddle Tax Period, and Purchaser shall be liable for the proportionate amount of such Apportioned Obligations that is attributable to the Post-Closing Straddle Tax Period.

(d)            Notwithstanding anything to the contrary set forth in this Agreement, Sellers and their Affiliates shall remain solely and fully liable for any and all Taxes incurred by Purchaser or any of its Affiliates as a result of the Parties’ non-compliance with any applicable bulk sales, bulk transfer or similar Laws.

(e)            Apportioned Obligations, Covered Transfer Taxes and Taxes as a result of non-compliance with bulk sales, bulk transfer or similar Laws shall be timely paid, and all applicable filings, reports and returns shall be filed, as provided by applicable Law. The paying Party shall be entitled to reimbursement from the non-paying Party in accordance with Section 3.8.3(a) or Section 3.8.3(c), as the case may be. Upon payment of any such Apportioned Obligation or Transfer Tax, the paying Party shall present a statement to the non-paying Party setting forth the amount of reimbursement to which the paying Party is entitled under Section 3.8.3(a) or Section 3.8.3(b), as the case may be, together with such supporting evidence as is reasonably necessary to calculate the amount to be reimbursed. The non-paying Party shall make such reimbursement promptly but in no event later than [**] after the presentation of such statement.

3.8.4        Cooperation and Exchange of Information. Each of Sellers and Purchaser shall (a) provide the other with such assistance as may reasonably be requested by the other in connection with the preparation of any Tax Return, audit or other examination by any taxing authority or judicial or administrative proceeding relating to Liability for Taxes in connection with the Product Business or the Purchased Assets, (b) retain and provide the other with any records (or copies of such records) or other information that may be relevant to such Tax Return, audit or examination, proceeding or determination, and (c) inform the other of any final determination of any such audit or examination, proceeding or determination that affects any amount required to be shown on any Tax Return of the other for any period.

3.9          Termination of Existing Nabriva Agreements. Sellers will, and will cause each other member of the Seller Group to, and Purchaser will, and will cause each of its relevant Affiliates to, execute and deliver to the other Parties, prior to Closing, the Termination Agreement regarding the Existing Nabriva Agreements in the form attached hereto as Exhibit D.

3.10       Non-Competition.

3.10.1      Sellers understand that Purchaser shall be entitled to protect and preserve the going concern value of the Product Business following the Closing to the extent permitted by Law and that Purchaser would not have entered into this Agreement absent the provisions of this Section 3.10 and, therefore, for a period of [**] following the Closing Date, Sellers shall not, and shall cause their Affiliates, successors and permitted assigns and their respective Representatives not to, directly or indirectly, whether as principal, agent, partner, stockholder or otherwise, alone or in association with any other Person, (a) engage in Exploiting a Competing Product in the Territory (other than the Manufacture of a Competing Product in the Territory solely for Development or Commercialization outside of the Territory), (b) own, operate or control any Person engaged in Exploiting a Competing Product in the Territory (other than the Manufacture of a Competing Product in the Territory solely for Development or Commercialization outside of the Territory), or (c) grant or transfer any right or license to or enter into any collaboration or consultation with any Person, by Contract or otherwise, specifically to Exploit a Competing Product in the Territory (other than the Manufacture of a Competing Product in the Territory solely for Development or Commercialization outside of the Territory). As used herein, “Competing Product” means, with respect to any Product, any drug product that (i) is a Product or is substitutable for such Product (by virtue of being deemed by any Governmental Entity in the Territory as therapeutically equivalent to such Product) or (ii) contains the same therapeutic moiety, or its precursor, a salt, prodrug, metabolite, enantiomer, polymorph, analog, racemate, diastereomer, tautomer, solvate, hydrate or ester (but not necessarily in the same amount or dosage form) as such Product.

3.10.2      Purchaser understands that Sellers shall be entitled to protect and preserve the going concern value of the Seller Product Business following the Closing to the extent permitted by Law and that Sellers would not have entered into this Agreement absent the provisions of this Section 3.10 and, therefore, for a period of [**] following the Closing Date, Purchaser shall not, and shall cause their Affiliates and its and their respective Representatives not to, directly or indirectly, whether as principal, agent, partner, stockholder or otherwise, alone or in association with any other Person, (a) engage in Exploiting a Competing Product outside of the Territory (other than the Manufacture of a Product outside of the Territory solely for Development or Commercialization within the Territory), (b) own, operate or control any Person engaged in Exploiting a Competing Product outside of the Territory (other than the Manufacture of a Product outside of the Territory solely for Development or Commercialization within the Territory), or (c) grant or transfer any right or license to or enter into any collaboration or consultation with any Person, by Contract or otherwise, specifically to Exploit a Competing Product outside of the Territory (other than the Manufacture of a Product outside of the Territory solely for Development or Commercialization within the Territory). Notwithstanding anything to the contrary set forth in this Section 3.10.2 or elsewhere in this Agreement, Purchaser and its Affiliates shall not be restricted from Exploiting a Competing Product outside of the Territory to the extent that Purchaser or an Affiliate of Purchaser is permitted to do so by the terms of a license for the Exploitation of such Product granted by any of the Sellers, any other member of the Seller Group, or any sublicensee thereof.

3.10.3      The restrictions in this Section 3.10 shall be deemed to consist of a series of separate covenants, one for each line of business included within the Product Business or the Seller Product Business, respectively, and each country, state or other region included within the Territory or outside the Territory, respectively. Each of the Parties acknowledges that this Section 3.10 has been negotiated by the Parties and that the character, duration, geographic area and subject matter scope of this Section 3.10 are fair and reasonable in light of the circumstances as they exist upon the Closing Date, including Purchaser’s plans for the Purchased Assets and the Product Business and Sellers’ plans for the Seller Product Business, and (in respect of Purchaser) are necessary to accomplish the full transfer of the goodwill and other intangible assets contemplated hereby. However, if a court of competent jurisdiction determines at a later date that the character, duration, geographical area or subject matter scope of this Section 3.10 exceeds that permitted by applicable Law in a particular jurisdiction, then the Parties agree that this Section 3.10 will be reformed to the maximum character, duration, geographical area and subject matter scope, as the case may be, permitted by applicable Law in such jurisdiction, without affecting the enforceability of any provisions of Section 3.10 in other jurisdictions within the Territory, in respect of Purchaser, or outside of the Territory, in respect of Sellers. If, in any judicial proceeding, a court shall refuse to enforce all of the separate covenants deemed included in this Section 3.10 because, taken together, they are more extensive (after giving effect to any reformation contemplated by the preceding sentence) than necessary or appropriate to assure Purchaser or Sellers, as applicable, of the intended benefit of this Section 3.10, it is expressly understood and agreed among the Parties hereto that those of such covenants that, if eliminated, would permit the remaining separate covenants to be enforced in such proceeding shall, for the purpose of such proceeding, be deemed eliminated from the provisions hereof in that jurisdiction.

3.11        Insurance. In the event that prior to the Closing Date any Purchased Asset suffers any damage, destruction or other loss as a result of a casualty event or otherwise, Sellers shall, after the Closing Date, to the extent legally permissible, assign to Purchaser all rights of Sellers and or other members of the Seller Group against Third Parties with respect to any causes of action, whether or not a Legal Proceeding has commenced as of the Closing Date, in connection with such damage, destruction or other loss; provided, however, that the proceeds of such insurance shall be subject to (and recovery thereon shall be reduced by the amount of) any applicable deductibles and co-payment provisions or any payment or reimbursement obligations of Sellers in respect thereof.

3.12        Right of Reference.

3.12.1      Purchaser will have a perpetual, irrevocable right of reference to any Regulatory Documentation that is Controlled by the Seller Group and that is reasonably required for the Exploitation of any Product in the Territory. Sellers shall provide to Purchaser and to any Governmental Entity specified by Purchaser a letter, in the form reasonably acceptable to Purchaser or the relevant Governmental Entity, acknowledging that Purchaser has the rights of reference to such Regulatory Documentation granted pursuant to this Section 3.12. Sellers shall use their reasonable best efforts to procure that their obligations set forth in this Section 3.12 will also apply to any Third Party that acquires (whether through merger or business combination, asset acquisition, stock acquisition, or otherwise) the relevant rights to Exploit a Product outside of the Territory, such that the Third Party will be subject to Purchaser’s right of reference pursuant to this Section 3.12. Following the Bridge Period, Sellers shall provide written notice to Purchaser informing Purchaser of the anticipated date on which the liquidation or dissolution of a member of the Seller Group will be completed or become effective. Purchaser shall have the right to acquire the Regulatory Documentation related to conduct outside of the Territory owned by such liquidating or dissolving member of the Seller Group and have such Regulatory Documentation transferred to Purchaser (or one of its designees) at Purchaser’s expense. Purchaser may exercise such right by written notice to Nabriva Parent, which notice shall include the desired method of delivery and the location to which delivery shall be made, and upon Purchaser so exercising its right, Sellers shall, and shall cause the relevant member of the Seller Group to, promptly transfer the acquired Regulatory Documentation of the applicable dissolving or liquidating member of the Seller Group, for no additional consideration, in accordance with Purchaser’s exercise notice but such purchase may be subject to Purchaser assuming a member of the Seller Group’s obligations under the Existing Nabriva License Agreements to provide access or a right of reference to such Regulatory Documentation. Purchaser shall reimburse the relevant member of the Seller Group for all reasonable and necessary out-of-pocket costs and expenses actually incurred by it in connection with the foregoing transfer.

3.12.2      Sellers will have a right of reference to any Regulatory Documentation transferred to Purchaser or one of its Affiliates hereunder, but only to the extent reasonably necessary to permit Sellers to fulfill their then-existing contractual obligations outside of the Territory.

3.13        PV-Related Activities. After the Closing and at least until the expiration of the Bridge Period, Sellers shall continue to (a) maintain the global safety data base for a Product and (b) be responsible for the coordination of all global pharmacovigilance-related activities related to a Product and for the collection of any safety information under and in accordance with that certain Safety Data Exchange Agreement, dated as of August 2, 2019, by and between Nabriva DAC and Sumitomo Pharma (Suzhou) Co., Ltd. (formerly: Sumitomo Pharmaceuticals (Suzhou) Co., Ltd.) (“SMPC”). In accordance with all applicable Laws and applicable guidelines, at least until the expiration of the Bridge Period, the Parties agree to monitor, exchange and report safety information for a Product in the Territory and the countries and regions set forth in Schedule 3.13. Sellers will use their reasonable best efforts to procure that the obligations set forth in this Section 3.13 will also apply to any Third Party that acquires (whether through merger or business combination, asset acquisition, stock acquisition, or otherwise) the relevant rights to Exploit a Product outside of the Territory. Purchaser covenants and agrees that if Purchaser (or any of its Affiliates) sells or transfers to a Third Party any rights related to the Product Business within the Territory prior to each Seller having been liquidated, Purchaser will either (i) make available to Sellers (or such other member of the Seller Group designated by Nabriva Parent) pharmacovigilance-related information received by Purchaser from the relevant acquiror or (ii)  cause the relevant acquiror to enter into a pharmacovigilance-related agreement with Nabriva Parent (or such other member of the Seller Group designated by Nabriva Parent), in each case as necessary for Sellers that have not been liquidated to fulfill their pharmacovigilance-related responsibilities under applicable Law.

3.14       [Intentionally Omitted]

3.15        Sellers’ Obligations during Bridge Period; Expense Reimbursement.

3.15.1      During the Bridge Period, Sellers shall, and shall cause each of the other members of the Seller Group to, to the extent permissible under applicable Law:

(a)            cause Nabriva Parent and Nabriva DAC (i) to remain in existence, (ii) to remain solvent at all times, and (iii) not to liquidate, dissolve, or wind down, or implement or effect a plan or agreement of complete or partial liquidation, dissolution, or wind-down (or publicly announce any other steps to liquidate, dissolve, or wind down); provided, however, that if any indemnification claims are brought by Purchaser within the Bridge Period pursuant to Section 4.1.1 and Section 4.3, the obligations of Sellers pursuant to this Section 3.15.1(a) will automatically extend (beyond the Bridge Period, if necessary), without any action on the part of the Parties, until the final resolution of such indemnification claims in accordance with Article 4;

(b)            cause Nabriva DAC to remain the holder of, and maintain in active status and not withdraw or otherwise discontinue, (i) the existing Marketing Approvals for Lefamulin in the U.S. and to continue Sellers’ existing U.S. program relating to Lefamulin in accordance with such Marketing Approvals, (ii) subject to Purchaser’s right pursuant to Section 3.7.2, the Marketing Approval Application filed by Nabriva DAC for Lefamulin with the NMPA and (iii) subject to Purchaser’s right pursuant to Section 3.7.2, the import drug license filed by Nabriva DAC with NMPA for Lefamulin;

(c)            cause Nabriva DAC to comply in all material respects with all of the obligations and responsibilities arising under or in respect of the Marketing Approvals for Lefamulin in the U.S., the Marketing Approval Application filed by Nabriva DAC for Lefamulin with the NMPA and the import drug license filed by Nabriva DAC with NMPA for Lefamulin, including with respect to (i) all Clinical Trials, pediatric studies, pre-clinical studies, non-clinical studies, post-marketing studies and any other post-marketing requirements and (ii) any obligations under the existing INDs for Lefamulin;

(d)            continue to keep the existing agreements with the CMOs and other suppliers listed on Schedule 3.15.1(d) in place and in full force and effect to the extent necessary for the maintenance of the Marketing Approvals for Lefamulin in the U.S.;

(e)            promptly respond to any inquiries from the relevant Governmental Entities and promptly execute and provide certifications and other declarations as required under applicable Law or requested by any Governmental Entities in connection with the Pending NMPA Applications; and

(f)            notwithstanding the termination of the Existing Nabriva License Agreements (as defined in the Termination Agreement regarding the Existing Nabriva Agreements) pursuant to the Termination Agreement regarding the Existing Nabriva Agreements, maintain the appointment of SMPC as the exclusive drug registration agent in the People’s Republic of China to, at Purchaser’s cost, prepare, obtain and maintain such Drug Approval Applications, Regulatory Approvals and submissions relating to IDL (with each of such terms having the meanings ascribed to them in the Existing Nabriva License Agreement, but without such terms being limited to “Lefamulin” as such term is defined in the Existing Nabriva License Agreement) in the People’s Republic of China on behalf of Nabriva DAC.

3.15.2      During the Bridge Period, Sellers shall provide to Purchaser, within [**] after the end of each [**], a [**] written report describing in reasonable detail Sellers’ activities pursuant to Section 3.15.1(c) and any other material regulatory or commercial matters relating to a Product or the Product Business in the Relevant Regulatory Territory (including in relation to any Clinical Trials, pediatric studies, pre-clinical studies, non-clinical studies, post-marketing studies and any other post-marketing requirements and any obligations under the existing INDs for a Product). In addition, during the Bridge Period, Sellers shall (i) offer Purchaser the opportunity to consult with Sellers (and each other member of the Seller Group) prior to any proposed meeting or other communication with the FDA, NMPA, or any other Governmental Entity relating to the Product Business, any Product or any Marketing Approval or Marketing Approval Application for a Product (including with respect to any Clinical Trials, pediatric studies, pre-clinical studies, non-clinical studies, post-marketing studies and any other post-marketing requirements), (ii) promptly inform Purchaser of, and provide Purchaser with a reasonable opportunity to review, in advance, any correspondence or other communication proposed to be submitted or otherwise transmitted to the FDA, NMPA, or any other Governmental Entity by or on behalf of a Seller (or any other member of the Seller Group) relating to any Product or the Product Business, or any Marketing Approval or Marketing Approval Application for a Product (including with respect to any Clinical Trials, pediatric studies, pre-clinical studies, non-clinical studies, post-marketing studies and any other post-marketing requirements), (iii) keep Purchaser reasonably informed of any material communication (written or oral) with or from the FDA, NMPA, or any other Governmental Entity relating to any Product, the Product Business or any Marketing Approval or Marketing Approval Application for a Product (including with respect to any Clinical Trials, pediatric studies, pre-clinical studies, non-clinical studies, post-marketing studies and any other post-marketing requirements), and (iv) promptly inform Purchaser and provide Purchaser with a reasonable opportunity to comment, in each case, prior to making any change to any Clinical Trials, pediatric studies, pre-clinical studies, non-clinical studies, post-marketing studies and any other post-marketing requirements relating to any Product, the Product Business or any Marketing Approval or Marketing Approval Application for a Product. Sellers shall promptly notify Purchaser of any data relating to any Product, including information related to any Adverse Events with respect to any Product or the Product Business, which they (or any of them) discover after the Execution Date. The delivery of any notice pursuant to this Section 3.15.2 shall not in any way cure, diminish or otherwise affect any of the representations or warranties of Sellers hereunder or Purchaser’s right to indemnification pursuant to Article 4 in respect of any breach thereof.

3.15.3      During the Bridge Period, Sellers shall not, and shall cause each of the other applicable members of the Seller Group not to (except as expressly consented to in writing by Purchaser or for actions that are required by applicable Law), (a) take any actions, or refrain from taking any actions, or (b) enter into any agreements, in each case of clauses (a) and (b), that would, or would reasonably be expected to, cause or result in (i) a material increase of any of the anticipated Operating Expenses set forth in the Budget Plan or (ii) any Seller to be unable to satisfy its obligations as they become due.

3.15.4      In exchange for Sellers’ obligations pursuant to Section 3.15.1 through Section 3.15.3, during the Bridge Period, Purchaser will reimburse Nabriva Parent and/or Nabriva DAC, as applicable, on a [**] basis and up to the Aggregate Cap, for any reasonable and documented operating expenses incurred by them in accordance with the Budget Plan (the “Operating Expenses”), subject to the following provisions:

(a)            [**].

(b)            [**].

(c)            Notwithstanding anything else herein, Nabriva US and Nabriva Austria may be liquidated, dissolved or wound-down, and Nabriva US and/or Nabriva Austria may implement or effect a plan or agreement of complete or partial liquidation, dissolution, or wind-down; provided, however, that, prior to and as a condition to such steps, Nabriva US shall have provided evidence to Purchaser of the transfer to Nabriva DAC of all commercial and regulatory functions in effect as of the Execution Date reasonably necessary to effect the matters contemplated by this Section 3.15 (including with respect to regulatory correspondence and as addressee for any such regulatory correspondence), in form and substance reasonably acceptable to Purchaser.

(d)            If Purchaser delivers to Nabriva Parent a termination notice pursuant to clause (b) of the definition of Bridge Period, Purchaser’s obligation to reimburse Operating Expenses hereunder shall [**].

(e)            During the Bridge Period, Nabriva Parent shall provide to Purchaser, within [**] after the end of each [**], (i) [**], and (ii) [**]. Purchaser shall reimburse such Operating Expenses, up to the Aggregate Cap and subject to the other limitations set forth in this Section 3.15.4, within [**].

(f)            For purposes of clarity, (i) in no event shall Purchaser be obligated hereunder to reimburse Operating Expenses (or any other amounts) pursuant to this Section 3.15.4 or otherwise under this Agreement that in the aggregate exceed the Aggregate Cap, [**].

3.15.5       Sellers will deliver, or cause to be delivered, to Purchaser (or its applicable designee(s)), on the Closing Date through Electronic Delivery pursuant to Section 3.6.1, all Lab Notebooks that are in electronic form as of the Closing Date and, to the extent the original Lab Notebooks are in physical form, any electronic copies thereof that Sellers or any other member of the Seller Group has as of immediately prior to the Closing. During the Bridge Period and prior to the completion of the Lab Notebook Delivery, upon Purchaser’s request, Sellers will promptly [**] (a) prepare physical copies of those items included in the Lab Notebooks that Purchaser reasonably selects as being required, desirable or useful in connection with (i) any pending Regulatory Approval Applications in the Territory, or (ii) the prosecution, maintenance or enforcement of any Purchased Intellectual Property, (b) have those copies notarized and legalized as requested by Purchaser, and (c) deliver to Purchaser the originals of such notarized and legalized documents. As soon as reasonably practicable (but in no event later than [**]) after the Closing, Sellers will deliver, or cause to be delivered, to Purchaser (or its designee), [**], at the location designated by Purchaser, all original Lab Notebooks that are in physical form (the “Lab Notebook Delivery”). During the Bridge Period, Sellers shall retain all electronic copies of the Lab Notebooks that are under their Control as of immediately prior to the Closing and, upon request of any of the Extraterritorial Licensees, Sellers shall promptly make available to such Extraterritorial Licensee (at Sellers’ or such Extraterritorial Licensee’s cost) the relevant items included in those electronic copies of the Lab Notebooks as requested by such Extraterritorial Licensee. Following the completion of the Lab Notebook Delivery and only to the extent a request by an Extraterritorial Licensee goes beyond receiving electronic copies of any of the Lab Notebooks and cannot be satisfied by Sellers (e.g., because a Governmental Entity requires notarized or legalized copies of the original Lab Notebooks), then Purchaser shall use commercially reasonable efforts to cooperate with such Extraterritorial Licensee, at the Extraterritorial Licensee’s expense, to make available such items included in the Lab Notebooks that are reasonably requested by any Extraterritorial Licensee as being required, desirable or useful in connection with (x) any Regulatory Approval Applications for a Product outside of the Territory or (y) the prosecution, maintenance or enforcement of any Patent licensed to such Extraterritorial Licensee with respect to a Product outside of the Territory.

3.15.6       Notwithstanding anything to the contrary set forth in this Agreement, Purchaser acknowledges and agrees that upon expiration of the Bridge Period there shall be no restrictions on Seller Group from liquidating, dissolving, or winding down, or implementing or effecting a plan or agreement of complete or partial liquidation, dissolution, or wind-down, or take any actions or steps, or enter into any agreements with respect to any of the foregoing.

3.16         Transition Trademark License. As promptly as practicable, but in no event later than [**], following the Closing Date, Purchaser shall remove, strike over or otherwise obliterate all Seller Retained Marks from all Purchased Assets; provided, however, that Purchaser may subsequent to such [**] period continue to use any Purchased Assets containing a Seller Retained Mark to the extent that it is not practicable to remove or cover up such Seller Retained Mark. Any use of the Seller Retained Marks by Purchaser pursuant to this Section 3.16 shall be in conformity with the practices of Sellers as of the Closing Date. Notwithstanding the foregoing, nothing in this Section 3.16 shall be construed to require, or to permit, Purchaser to take, or fail to take, any action which is in violation of applicable Law, including the rules and regulations of any applicable Governmental Entity.

3.17         M&A Qualified Beneficiaries. To the extent and while COBRA applies to an Employee Plan, the Seller Group will offer and provide continuation coverage under one of the Seller Group’s group health plans for all “M&A Qualified Beneficiaries” as that term is defined in Treasury Regulations Section 54.4980B-9, including coverage for employees of the Seller Group who are not hired by Purchaser (or an Affiliate of Purchaser) and their respective spouses and dependents, and for former employees of the Seller Group or their dependents whose COBRA qualifying events occurred prior to the Closing Date and whose COBRA coverage is in effect as of the Closing Date, or whose election period for choosing such COBRA coverage has not ended as of the Closing Date.

Article 4
INDEMNIFICATION

4.1            Indemnification.

4.1.1         Indemnification by Sellers. From and after the Closing, but subject to the provisions of this Article 4, Sellers shall jointly and severally indemnify, defend and hold harmless Purchaser, its Affiliates and its and their Representatives, successors and permitted assigns (collectively, “Purchaser Indemnitees”) from and against any and all Losses asserted against or incurred by any Purchaser Indemnitee arising out of or related to:

(a)            any breach of, or inaccuracy in, any of the representations and warranties made by Sellers in this Agreement (other than the Fundamental Reps); provided, that the determination of whether any such representation or warranty that is qualified by “material,” “in all material respects” or “Material Adverse Effect” or any similar qualifier is so true and correct will be made as if “material,” “in all material respects,” “Material Adverse Effect” or any similar qualifier were not included therein;

(b)            any breach of, or inaccuracy in, any of the Fundamental Reps made by Sellers in this Agreement; provided, that the determination of whether any such representation or warranty that is qualified by “material,” “in all material respects” or “Material Adverse Effect” or any similar qualifier is so true and correct will be made as if “material,” “in all material respects,” “Material Adverse Effect” or any similar qualifier were not included therein;

(c)            any failure of Sellers to perform or any breach or noncompliance by Sellers of any of their covenants, agreements or obligations contained in this Agreement;

(d)            any failure of Sellers to pay Covered Transfer Taxes, Apportioned Obligations or other Taxes allocated to Sellers under Section 3.8.3;

(e)            any Liability arising out of Purchaser’s waiver contained in Section 5.11;

(f)            any Excluded Asset or any Excluded Liability; and

(g)            any reimbursement by Purchaser or any of its Affiliates of Nabriva Parent’s or Nabriva DAC’s operating expenses during the Bridge Period pursuant to Section 3.15.4 in excess of the Aggregate Cap (as such Aggregate Cap may be adjusted pursuant to the terms of the definition thereof).

4.1.2         Indemnification by Purchaser. From and after the Closing, but subject to the provisions of this Article 4, Purchaser shall indemnify and hold harmless Sellers, their Affiliates and their Representatives (collectively, “Seller Indemnitees”) from and against any and all Losses asserted against or incurred by any Seller Indemnitee arising out of or related to:

(a)            any breach of, or inaccuracy in, any of the representations and warranties made by Purchaser in this Agreement (other than the Fundamental Reps); provided, that the determination of whether any such representation or warranty that is qualified by “material,” “in all material respects” or “Purchaser Material Adverse Effect” or any similar qualifier is so true and correct will be made as if “material,” “in all material respects,” “Purchaser Material Adverse Effect” or any similar qualifier were not included therein;

(b)            any breach of, or inaccuracy in, any of the Fundamental Reps made by Purchaser in this Agreement; provided, that the determination of whether any such representation or warranty that is qualified by “material,” “in all material respects” or “Purchaser Material Adverse Effect” or any similar qualifier is so true and correct will be made as if “material,” “in all material respects,” “Purchaser Material Adverse Effect” or any similar qualifier were not included therein;

(c)            any failure of Purchaser to perform or any breach or noncompliance by Purchaser of any of its covenants, agreements or obligations contained in this Agreement;

(d)            any failure of Purchaser to pay its share of Apportioned Obligations allocated to Purchaser under Section 3.8.3;

(e)            any Transfer Taxes other than Covered Transfer Taxes; or

(f)             any Purchased Asset or Assumed Liability.

4.2            Limitations on Indemnification.

4.2.1         Notwithstanding anything to the contrary contained in this Agreement, other than in the event of Fraud:

(a)            The Purchaser Indemnitees may not recover Losses from Sellers (including by reduction of the Indemnification Holdback) in respect of any claim for indemnification pursuant to Section 4.1.1(a) until the aggregate amount of all Losses suffered by the Purchaser Indemnitees equals or exceeds $[**];

(b)            The Seller Indemnitees may not recover Losses from Purchaser in respect of any claim for indemnification pursuant to Section 4.1.2(a) until the aggregate amount of all Losses suffered by the Seller Indemnitees equals or exceeds [**], in which case Purchaser shall be liable for all of the Seller Indemnitees’ Losses to the extent in excess of the Basket Amount;

(c)            with respect to Losses claimed pursuant to Section 4.1.1(a) or Section 4.1.1(g), the Purchaser Indemnitees shall recover such Losses solely by reduction of the then-remaining amount of the Indemnification Holdback;

(d)            with respect to Losses claimed pursuant to Section 4.1.1(b) through Section 4.1.1(f) the Purchaser Indemnitees shall recover such Losses (i) during the period commencing on the Closing Date and ending 11:59 p.m. Pacific Time on the [**] (the “Initial Indemnification Period”), by reduction of the then-remaining amount of the Indemnification Holdback [**]; and

(e)            the maximum Losses that (i) Purchaser Indemnitees may recover from Sellers pursuant to Section 4.1.1(b) through Section 4.1.1(d) shall be equal to an amount that equals (A) the Purchase Price actually received by Sellers, plus (B) the Aggregate CMO Settlement Amount, plus (C) the Bridge Period Pre-Funded Expenses Amount (such amount, the “Liability Cap”), and (ii) Seller Indemnitees may recover from Purchaser pursuant to Section 4.1.2(a) through Section 4.1.2(e) shall be equal to the Liability Cap. For purposes of clarity (but subject to Section 4.2.1(d)), the Losses that Purchaser Indemnitees may recover from Sellers pursuant to Section 4.1.1(e) or Section 4.1.1(f) and the Losses that Seller Indemnitees may recover from Purchaser pursuant to Section 4.1.2(f) shall not be subject to the Liability Cap.

4.2.2         Subject to Section 4.2.3, each Party shall, with respect to any claim for Losses for which indemnification is sought hereunder, use, or cause the applicable Indemnified Party to use, commercially reasonable efforts to mitigate any such claim consistent with applicable Law; provided, however, that the reasonably incurred out-of-pocket costs of such mitigation efforts shall constitute Losses for purposes of this Agreement. Nothing in the foregoing shall require an Indemnified Party to waive the attorney-client privilege, work product protection or similar privilege or protection.

4.2.3         Payments by an indemnifying party pursuant to Section 4.1 in respect of any Losses shall be limited to the amount of any Losses that remains after deducting therefrom any insurance proceeds actually received by the Indemnified Party in respect of any such claim; provided that (a) the amount to be deducted shall be net of (i) costs and expenses reasonably incurred by such Indemnified Party in recovering such proceeds, (ii) any retro-premium obligations, increases in premiums or premium adjustments to the extent directly attributable to such proceeds actually recovered and (iii) deductibles and other amounts borne by such Indemnified Party in connection with such proceeds actually recovered, and (b) none of the Indemnified Parties shall be obligated to pursue recovery, whether extrajudicial, through litigation or arbitration, or otherwise, under insurance policies for any Losses. For purposes of clarity, the provisions of Section 4.2.2 shall not apply to this Section 4.2.3.

4.2.4         Notwithstanding anything to the contrary herein or provided under applicable Law, Losses shall exclude punitive, special, exemplary or incidental damages, or unforeseeable consequential damages (except, in each case, to the extent any such Losses are paid by an Indemnified Party with respect to a Third-Party Claim).

4.2.5         The representations and warranties of Sellers and Purchaser contained in this Agreement shall survive the Closing and continue in full force and effect thereafter through 11:59 p.m. Pacific Time on the 18-month anniversary of the Closing Date. All covenants and agreements of the Parties contained herein shall survive the Closing and continue in full force and effect for the period explicitly specified therein or for the period of time until such covenants or agreements are fully performed in accordance with their respective terms. In the event notice of any claim for indemnification pursuant to Section 4.1.1 or Section 4.1.2 shall have been given within the applicable survival period and such claim has not been finally resolved by the expiration of such survival period, the representations and warranties and covenants, as applicable, that are the subject of such claim shall survive the end of the survival period of such representations, warranties or covenants until such claim is finally resolved, but such representations, warranties and covenants shall survive only with respect to any such asserted claim. It is the express intent of the Parties that, if the applicable survival period for an item as contemplated by this Section 4.2.5 is longer or shorter than the statute of limitations that would otherwise have been applicable to such item, then, by contract, the applicable statute of limitations with respect to such item shall be shortened or increased to the shortened or lengthened survival period contemplated hereby.

4.3            Claim Procedure.

4.3.1         Indemnification Claim Procedure. Except with respect to Third-Party Claims as provided in Section 4.3.2:

(a)            If any Purchaser Indemnitee or Seller Indemnitee (the “Indemnified Party”) believes that it has a bona fide claim for indemnification pursuant to this Article 4, Nabriva Parent (and only Nabriva Parent) may deliver to Purchaser, if the Indemnified Party is a Seller Indemnitee, and Purchaser (and only Purchaser) may deliver to Nabriva Parent, if the Indemnified Party is a Purchaser Indemnitee, a certificate (any certificate delivered in accordance with the provisions of this Section 4.3.1(a), a “Claim Certificate”): (i) stating that the Indemnified Party has a claim for indemnification pursuant to this Article 4, (ii) to the extent known, containing a good faith, non-binding, preliminary estimate of the amount such Indemnified Party claims to be entitled to receive, which shall be the amount of Losses such Indemnified Party claims to have so suffered or could reasonably be expected to incur or suffer, and (iii) specifying in reasonable detail (based upon the information then possessed by such Indemnified Party) the material facts known to such Indemnified Party giving rise to such claim.

(b)            No delay in providing such Claim Certificate will affect the indemnification provided hereunder except and then only to the extent that the recipient of such Claim Certificate (the “Indemnifying Party”) is materially prejudiced thereby.

(c)            The Indemnifying Party will have [**] from receipt of such Claim Certificate to dispute the claim. If the Indemnifying Party expressly accepts the claim set forth in such Claim Certificate within such [**] period or does not give notice to the Indemnified Party that it disputes such claim within such [**] period, then the Losses asserted in such Claim Certificate will be conclusively deemed Losses subject to indemnification hereunder. If an Indemnifying Party in good faith objects to any claim made in any Claim Certificate, then such Indemnifying Party shall deliver a written notice (a “Claim Dispute Notice”) to the Indemnified Party within such [**] period. The Claim Dispute Notice shall set forth in reasonable detail the principal basis for the objections against any claim made in the applicable Claim Certificate.

(d)            If a Claim Dispute Notice is properly delivered hereunder in accordance with Section 4.3.1(c), then Purchaser and Nabriva Parent will attempt in good faith to resolve any such objections raised in such Claim Dispute Notice. If Purchaser and Nabriva Parent agree to a resolution of such objections, then a written memorandum setting forth the matters conclusively determined by Purchaser and Nabriva Parent will be prepared and signed by all Parties.

(e)            If no such resolution can be reached during the [**] period following receipt of a valid Claim Dispute Notice hereunder, then, upon the expiration of such [**] period, either Purchaser or Nabriva Parent (on behalf of Sellers) may bring an action to resolve the objections in accordance with Section 5.1.

4.3.2         Third-Party Claim Procedure.

(a)            If an Indemnified Party receives notice of any claim that has been or may be brought or asserted by a Third Party against such Indemnified Party (a “Third-Party Claim”), then Purchaser (and only Purchaser) will notify Nabriva Parent (in the event such Indemnified Party is a Purchaser Indemnitee) and Nabriva Parent (and only Nabriva Parent) will notify Purchaser (in the event such Indemnified Party is a Seller Indemnitee), in each case by the delivery of a Claim Certificate that also identifies such Third Party, promptly after receipt of the notice of any such Third-Party Claim. The failure of such Indemnified Party to so notify the Indemnifying Party of the commencement of any such Third-Party Claim will not relieve the Indemnifying Party from Liability in connection therewith, except and only to the extent that the Indemnifying Party is materially prejudiced as a result of such failure to give notice.

(b)            Within the earlier of (i) [**] after delivery of such Claim Certificate or (ii) [**] prior to the due date for the answer or response to the Third-Party Claim, but subject to Section 4.3.2(d) regarding Special Claims, the Indemnifying Party may, upon written notice thereof to the Indemnified Party, assume control of the defense of such Third-Party Claim if such notice includes an acknowledgement of the Indemnifying Party that any Losses that may be assessed in connection with the Third-Party Claim shall constitute Losses for which the Indemnified Party will be indemnified pursuant to this Article 4 without contest or objection and an acknowledgement that the Indemnifying Party will advance all reasonable, documented, out-of-pocket expenses and costs of defense (a “Third-Party Claim Assumption Notice”). If it is not the party controlling the defense of a Third-Party Claim, the Indemnified Party shall be entitled to employ separate counsel and to participate in the defense thereof, but the fees and expenses of such counsel shall be at the expense of the Indemnified Party, except that the reasonable fees and expenses of such separate counsel shall be borne by the Indemnifying Party if the Indemnified Party has been advised by outside counsel that (A) a reasonable likelihood exists of a conflict of interest between the Indemnifying Party and the Indemnified Party, or (B) the Third-Party Claim is one in which the Indemnifying Party is also a party and joint representation would be inappropriate or there are legal defenses which are reasonably available to the Indemnified Party which are different from or additional to those available to the Indemnifying Party.

(c)            If an Indemnifying Party delivers a Third-Party Claim Assumption Notice, such Indemnifying Party shall not agree to any compromise, discharge or settlement of such Third-Party Claim or consent to any judgment in respect thereof, in each case without the prior written consent of the Indemnified Party (which consent may be withheld, conditioned or delayed in its sole discretion), unless (i) such compromise, discharge, or settlement provides for a complete and unconditional release of the Indemnified Party from all Liability with respect thereto and does not contain any admission or statement suggesting any wrongdoing or Liability on behalf of the Indemnified Party or any of its Representatives, (ii) the settlement obligates such Indemnifying Party to pay the full amount of the Losses of the Indemnified Party related to such Third-Party Claim, and (iii) the settlement agreement does not contain any sanction or restriction upon the conduct of any business by the Indemnified Party or its Affiliates or other non-monetary relief to be satisfied by the Indemnified Party or its Affiliates.

(d)            The Indemnifying Party will lose its right to contest, defend, litigate and, subject to the terms of Section 4.3.2(c), settle any Third-Party Claim pursuant to Section 4.3.2(b) if it fails to accept a tender of the defense of the Third-Party Claim or ceases to actively and diligently conduct the defense in the reasonable determination of the Indemnified Party. In such event, the Indemnified Party will, subject to the terms of Section 4.3.2(f), have the sole right to conduct and control the defense of any such Third-Party Claim.

(e)            Notwithstanding the foregoing provisions of Section 4.3.2(b), in no event may the Indemnifying Party, without the Indemnified Party’s written consent (which may be withheld in its sole discretion), assume, or maintain control of, the defense of any Third-Party Claim (i) involving any criminal proceeding, action, indictment, allegation or investigation, (ii) in which any relief other than monetary damages is sought against any Indemnified Party (other than such other relief that is incidental and de minimis to monetary damages as the primary relief sought), (iii) if, in the event the Third-Party Claim were to be unfavorably decided or resolved, and after aggregating with all other potential claims for indemnification, the Indemnifying Party would be reasonably likely to be liable for Losses in excess of the amounts required to be paid under this Article 4, (iv) if such Third-Party Claim is asserted by or on behalf of a Person that is a material supplier to, material customer of, or otherwise has a material relationship with, the Product Business or the Purchased Assets and the Third-Party Claim involves a matter that could be reasonably expected to materially and adversely affect the Product Business or the operation of the Purchased Assets, (v) if such Third-Party Claim could reasonably be expected to materially harm the reputation of Purchaser or any of its Affiliates or otherwise have a material adverse impact on Purchaser’s or its Affiliates’ businesses or their relationship with any Governmental Entity, (vi) if the Indemnifying Party’s participation would reasonably be expected to result in the loss of any attorney-client privilege or right under the work-product doctrine of any Indemnified Party in respect of such claim, or (vii) if a defense available to the Indemnified Party cannot be asserted by or on behalf of the Indemnifying Party (the foregoing clauses (i) – (vii) collectively, the “Special Claims”). In connection with any Special Claim, the Indemnified Party will have the right, subject to the terms and conditions of Section 4.3.2(f), to conduct and control, through counsel of its choosing, the defense, compromise and settlement of any such Third-Party Claim.

(f)             If the Indemnifying Party is not entitled to control the defense of a Third-Party Claim pursuant to the foregoing provisions of this Section 4.3.2, then the Indemnified Party will have the right to conduct, control and defend the Third-Party Claim, through counsel of its choosing, to a final conclusion or settlement at the discretion of the Indemnified Party. In such event, the Indemnifying Party may participate in, but not control, any defense or settlement controlled by the Indemnified Party pursuant to this Section 4.3.2(f), and the Indemnifying Party will bear its own costs and expenses with respect to such participation; provided that the Indemnifying Party will not be permitted to participate in such defense to the extent such participation would affect any privilege of the Indemnified Party in respect of such Third-Party Claim, and the Indemnifying Party will not admit any Liability, file any papers or consent to the entry of any judgment or propose to the Third Party, or enter into, any settlement agreement, compromise or discharge with respect to the Third-Party Claim without the prior written consent of the Indemnified Party. Further, in such circumstances, the Indemnified Party shall not agree to any settlement of, or the entry of any judgment arising from, any such Third-Party Claim without the prior written consent of the Indemnifying Party, which shall not be unreasonably withheld, conditioned or delayed.

(g)            With respect to any Third-Party Claim, the controlling Party shall (i) keep the non-controlling Party reasonably advised of the status of such Third-Party Claim and the defense thereof and shall consider recommendations made by the non-controlling Party with respect thereto and (ii) deliver to the non-controlling Party, promptly after the controlling Party’s receipt thereof, copies of all notices and documents (including court papers) received by the controlling Party relating to the Third-Party Claim.

(h)            With respect to any Third-Party Claim, the non-controlling Party shall (i) reasonably cooperate with the controlling Party in the defense or prosecution thereof, including the retention and (upon the controlling Party’s reasonable request) the provision to the controlling Party of records and information that are reasonably relevant to such Third-Party Claim, and (ii) use their reasonable efforts to make their employees available on a mutually convenient basis to provide additional information and explanation of any material related to such Third-Party Claim.

(i)             If reasonably requested by the Party controlling the defense of the Third-Party Claim, the non-controlling Party will enter into a separate confidentiality or joint defense agreement prior to participating in the defense of any Third-Party Claim.

4.3.3         Sole Authority for Bringing Indemnification Claims. Purchaser shall have sole authority to bring, resolve, compromise or waive claims for indemnification that may be brought by or on behalf of any Purchaser Indemnitee. Nabriva Parent shall have sole authority to bring, resolve, compromise or waive claims for indemnification that may be brought by or on behalf of any Seller Indemnitee.

4.4            Tax Treatment of Indemnification Payments. The Parties agree to treat any indemnity payment made pursuant to this Article 4, to the extent permitted by applicable Law, for federal income Tax and other applicable Tax purposes, as an adjustment to the cash proceeds received by Sellers in the Transactions.

4.5            Indemnification Holdback.

4.5.1         From and after the Closing Date, for the period set forth in Section 4.5.2 and subject to the terms thereof, the Purchaser Indemnitees will have the right to recover Losses from the Indemnification Holdback in accordance with this Article 4.

4.5.2         The period during which claims for indemnification from the Indemnification Holdback may be initiated will commence on the Closing Date and end at the Holdback Period Expiration Time. The positive amount, if any, that equals (a) the Indemnification Holdback minus (b) the amounts, if any, that prior to the Holdback Period Expiration Time have been paid out from the Indemnification Holdback to any Purchaser Indemnitee on the account of indemnification claims hereunder in accordance with the terms of this Article 4 minus (c) such amount as may be reasonably necessary in the good faith judgment of, and estimated in good faith by, Purchaser to satisfy any unresolved or unsatisfied indemnification claims to the extent specified and claimed in one or more Claim Certificates which were delivered to Nabriva Parent before the Holdback Period Expiration Time (the amount resulting from clauses (a) through (c), the “Remaining Holdback Amount”), will be released to Nabriva Parent on the [**] immediately following the Holdback Period Expiration Time. The Remaining Holdback Amount will remain in the Indemnification Holdback until the underlying indemnification claim has been fully resolved or satisfied and thereafter released to Purchaser to the extent the Purchaser Indemnitee(s) prevail(s) in such claim and released to Nabriva Parent to the extent the Indemnifying Party prevails in such claim.

4.6            Other Provisions Relating to Indemnification.

4.6.1         No Subrogation. Each Party waives, and acknowledges and agrees that no Indemnifying Party will have or permit its Affiliates or Representatives to have, and no Indemnifying Party will exercise or assert (or attempt to exercise or assert), or permit its Affiliates or Representatives to exercise or assert any right of contribution or subrogation against an Indemnified Party, or any of such Indemnified Party’s respective Representatives, Affiliates, successors or assigns, for any indemnification claims asserted by an Indemnified Party against such Indemnifying Party with respect to any indemnification obligation or any other Liability to which such party may become subject under or in connection with this Agreement.

4.6.2         Right to Maximum Recovery. In any situation in which a claim for indemnification pursuant to this Article 4 may be brought by an Indemnified Party under multiple sections of this Article 4, such Indemnified Party may bring such claim under the section or sections of this Article 4 that would provide the highest amount of recovery (but may not make duplicate claims or recover duplicate amounts with respect to the same underlying facts giving rise to such claim).

4.7            Exclusive Remedy. Subject to Section 5.9, each Party acknowledges and agrees that, following the Closing, the remedies provided for in this Article 4 shall be the sole and exclusive remedies for claims and damages available to the Parties and their respective Affiliates arising out of or relating to this Agreement and the Transactions, except that nothing herein shall limit the Liability of any Party for Fraud to the extent committed by such Party or affect any Party’s ability to exercise any rights or remedies available to such Party under any Ancillary Agreement with respect to claims arising under such Ancillary Agreement. Notwithstanding anything to the contrary contained in this Agreement, no breach of any representation, warranty, covenant or agreement contained herein shall, after the consummation of the Transactions, give rise to any right on the part of Purchaser, on the one hand, or Sellers, on the other hand, to rescind this Agreement or any of the Transactions.

Article 5
MISCELLANEOUS

5.1            Governing Law, Jurisdiction, Venue and Service.

5.1.1         Governing Law. This Agreement (and any claim or controversy arising out of or relating to this Agreement) shall be governed by the Law of the State of Delaware, without giving effect to any choice of law or conflict of law provision or rule (whether of the State of Delaware or any other jurisdictions) that would cause the application of the Laws of any jurisdiction other than the State of Delaware.

5.1.2         Dispute Resolution and Venue.

(a)            Any dispute, claim or controversy arising out or relating to this Agreement or the breach, termination, enforcement, interpretation or validity of this Agreement or the Ancillary Agreements, including any claim based on contract, tort, statute, or constitution, or the determination of the scope or applicability of this Agreement to arbitrate, will be determined by binding arbitration seated in New York, New York. The arbitration will be conducted in English in accordance with the Rules of Arbitration of the International Chamber of Commerce (“ICC”), as modified in this Section 5.1.2. The arbitration shall be administered by the ICC in accordance with those rules.

(i)            The arbitration shall be conducted before three arbitrators (each, an “Arbitrator” and collectively, the “Tribunal”). One Arbitrator shall be selected by each of Purchaser and Nabriva Parent. The third Arbitrator (the “Chair”) shall be selected by the other two Arbitrators or by the ICC if the two Party-appointed arbitrators cannot agree on the Chair within [**] after the date on which the Chair was nominated in writing by one of the previously nominated Arbitrators and noticed to the other of the Arbitrators.

(ii)           The Tribunal or the Chair will have the power to order hearings and meetings to be held in such place or places as he or she or they deem in the interests of reducing the total cost to the parties of the arbitration. The arbitration proceedings will be conducted in English.

(iii)          The Tribunal will have the power to order any remedy, including monetary damages, specific performance and all other forms of legal and equitable relief, in each case to the extent expressly contemplated by this Agreement (including by Section 5.9), except that the Tribunal will not have the power to order punitive damages.

(iv)          The Tribunal shall apply in the arbitration, in addition to the ICC Rules of Arbitration, the IBA Rules on the Taking of Evidence in International Arbitration.

(v)           The Tribunal may appoint expert witnesses only with the consent of all of the parties to the arbitration.

(vi)          The award rendered by the Tribunal will be final and binding on the parties to the arbitration. Judgment on the award rendered by the Arbitrator or the Tribunal may be entered by any court having jurisdiction, or application may be made to such court for judicial recognition and enforcement of the award or for vacatur thereof, as the case may be. In conducting such proceedings, the Parties will exercise reasonable best efforts to disclose publicly only the minimum amount of information concerning the arbitration as is required to obtain such acceptance or order.

(vii)         Except as required by Law (including the rules of any stock exchange on which a Party is traded), as reasonably necessary to provide to a Party’s own independent auditors or insurers, or in proceedings seeking the enforcement or vacatur of an arbitral award, no Party may disclose the existence, contents or results of an arbitration brought in accordance with this Agreement, or the documents presented and evidence produced by its opposing Parties, or any analyses or summaries derived from such evidence. To the extent permitted by Law, the arbitration shall be considered and treated by the Parties as a confidential proceeding.

(b)            Each Party hereby agrees that this Agreement does not preclude any Party from seeking provisional remedies in aid of arbitration from any Chosen Court or from the Tribunal once the Tribunal is constituted. Each of the Parties will submit itself and its property to the personal jurisdiction of any Chosen Court; provided that (i) the proceedings have been initiated to seek provisional remedies in aid of arbitration, (ii) such Party will not attempt to deny or defeat such personal jurisdiction by motion or other application, (iii) such Party will not bring any Legal Proceeding relating to this Agreement, the Ancillary Agreements or any of the Transactions in any other court and (iv) such Party will not assert as a defense that such Legal Proceeding may not be brought or is not maintainable in said courts or that the venue thereof may not be appropriate or that this Agreement or the Ancillary Agreements may not be enforced in or by such courts.

(c)            Delivery of process or other papers in the manner provided in Section 5.2 (Notices) in connection with any Legal Proceeding under this Agreement or in such other manner as may be permitted by Law will be valid and sufficient service thereof, and each Party irrevocably waives any defenses it may have to service in such manner.

(d)            The Parties acknowledge that, for the avoidance of doubt, in no event is anything in this Section 5.1.2 intended to limit, or shall be construed to limit, in any manner, the Parties’ rights to seek specific performance in a Legal Proceeding instituted in any Chosen Court as set forth in Section 5.9.

5.2           Notices. All notices, requests, demands, claims and other communications which are required or may be given under this Agreement will be in writing, in English, and shall be deemed to have been duly given: (a) on the date of delivery, if delivered in person or by email (upon confirmation of receipt) prior to 5:00 p.m. in the time zone of the receiving Party or on the next Business Day, if delivered after 5:00 p.m. in the time zone of the receiving Party, (b) on the third Business Day following the date of dispatch, if delivered by an internationally recognized courier service (upon proof of delivery) or (c) upon receipt if delivered by certified or registered mail, return receipt requested. In each case, notice will be addressed to a Party as specified in this Section 5.2:

If to Nabriva Parent or Sellers, to:

Alexandra House, Office 225/227,
The Sweepstakes, Ballsbridge,

Dublin 4, Ireland

Attn.: [**]

E-mail: [**]

with a copy (which shall not constitute notice) to:

Wilmer Cutler Pickering Hale and Dorr LLP

7 World Trade Center

250 Greenwich Street

New York, NY 10007

Attn.: Christopher Barnstable-Brown, Esq.; Jenna Ventorino, Esq.

E-mail: chris.barnstable-brown@wilmerhale.com; jenna.ventorino@wilmerhale.com

If to Purchaser, to:

Tokyo Nihombashi Tower, 2-7-1
Nihonbashi, Chuo-ku, Tokyo 103-6012, Japan

Attn.: [**]

E-mail: [**]

with a copy (which shall not constitute notice) to:

Jones Day

3161 Michelson Drive

Irvine, CA 92612-4412

Attention:   Jonn R. Beeson, Esq.

Email: jbeeson@jonesday.com

or to such other place and with such other copies as each of the Parties may designate as to itself by written notice to the other Parties (in accordance with this Section 5.2) at least 10 days prior to such address taking effect.

5.3           No Benefit to Third Parties. The covenants and agreements set forth in this Agreement are for the sole benefit of the Parties and their successors and permitted assigns, and, they shall not be construed as conferring any rights on any other Persons. Nothing in this Agreement is intended to provide any rights or remedies to any employee of the Seller Group.

5.4           Waiver and Non-Exclusion of Remedies. Nabriva Parent, on the one hand and Purchaser, on the other hand, may (a) extend the time for performance of any of the obligations or other acts of Purchaser or Sellers, respectively, contained herein, (b) waive any inaccuracies in the representations and warranties of Purchaser or Sellers, respectively contained herein or in any document, certificate or writing delivered by such Party pursuant hereto, or (c) waive compliance by the Purchaser or Sellers, respectively, with any of the agreements or conditions contained herein. Any agreement on the part of either Nabriva Parent or Purchaser to any such extension or waiver shall be valid only if set forth in a written instrument executed and delivered by a duly authorized officer on behalf of such Party. No failure or delay of either Party in exercising any right or remedy hereunder shall operate as a waiver thereof, nor shall any single or partial exercise of any such right or power, or any abandonment or discontinuance of steps to enforce such right or power, or any course of conduct, preclude any other or further exercise thereof or the exercise of any other right or power.

5.5           Fees and Expenses. Except as otherwise specified herein, and whether or not the Closing takes place, each Party shall bear any costs and expenses incurred by it with respect to the Transactions.

5.6           Assignment. Neither this Agreement nor either Purchaser’s or Sellers’ rights or obligations hereunder may be assigned or delegated by such Party without the prior written consent of Purchaser in the case of an assignment or delegation by a Seller or Nabriva Parent in the case of an assignment or delegation by Purchaser, and any attempted assignment or delegation of this Agreement or any of such rights or obligations by a Party without such prior written consent shall be void and of no effect; provided, however, that each of Sellers and Purchaser may assign or delegate any or all of its rights or obligations hereunder to an Affiliate without prior written consent so long as the assigning or delegating Party also remains primarily obligated for the performance of its obligations under this Agreement and such Affiliate agrees to be bound by the provisions of this Agreement and, without limiting the foregoing, to assume all obligations of the assigning or delegating Party hereunder. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of, and be enforceable by, the Parties and their respective successors and permitted assigns.

5.7           Amendment. This Agreement may not be modified, amended, altered or supplemented except upon the execution and delivery of a written agreement executed by Purchaser and Nabriva Parent.

5.8           Severability. If any provision of this Agreement is held to be illegal, invalid or unenforceable under any present or future Law, and if the rights or obligations of either Party under this Agreement will not be materially and adversely affected thereby, (a) such provision shall be fully severable, (b) this Agreement shall be construed and enforced as if such illegal, invalid or unenforceable provision had never comprised a part hereof, (c) the remaining provisions of this Agreement shall remain in full force and effect and shall not be affected by the illegal, invalid or unenforceable provision or by its severance herefrom and (d) in lieu of such illegal, invalid or unenforceable provision, there shall be added automatically as a part of this Agreement a legal, valid and enforceable provision as similar in terms or scope to such illegal, invalid or unenforceable provision as may be possible and reasonably acceptable to the Parties.

5.9           Specific Performance. Each of the Parties hereto acknowledges and agrees that the other Parties would be damaged irreparably, and in a manner for which monetary damages would not be an adequate remedy, in the event any of the provisions of this Agreement are not performed in accordance with its specific terms or otherwise are breached. Accordingly, each of the Parties hereto agrees that the other Parties will be entitled to an injunction or injunctions to prevent breaches of the provisions of this Agreement and to enforce specifically this Agreement and the terms and provisions hereof, in addition to any other remedy to which they may be entitled, at law or in equity. Each Party hereto irrevocably and unconditionally agrees (a) to waive any requirement for the security or posting of any bond in connection with any equitable remedy and (b) not to assert that a remedy of specific performance is unenforceable, invalid, contrary to applicable Law or inequitable for any reason, or to assert that a remedy of monetary damages would provide an adequate remedy. Each Party hereto also irrevocably and unconditionally (i) submits to the jurisdiction of the Court of Chancery of the State of Delaware in connection with any Legal Proceeding brought in accordance with this Section 5.9, and agrees that it will not bring any such Legal Proceeding in any other court other than the Court of Chancery of the State of Delaware, or if (and only if) such court finds it lacks subject matter jurisdiction, any state or federal court sitting in the State of Delaware, and appellate courts thereof (the “Chosen Court”), (ii) agrees that it will not attempt to deny or defeat such jurisdiction by motion or other request for leave from any such court, (iii) agrees to waive, and not to assert by way of motion, defense or otherwise, in any such Legal Proceeding, that the Legal Proceeding is brought in an inconvenient forum, that the venue of the Legal Proceeding is improper or that this Agreement may not be enforced in or by the above-named court and (iv) agrees to waive any right to trial of any issue by jury. With respect to any claims brought in accordance with this Section 5.9, each Party acknowledges and agrees that service of any process, summons, notice or document by delivery to and, to the Party’s respective address set forth in, Section 5.2 shall be effective service of process for any such Legal Proceeding. The Parties hereto agree that a final judgment in any such Legal Proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by applicable Law.

5.10         English Language. This Agreement shall be written and executed in, and all other communications under or in connection with this Agreement shall be in, the English language. Any translation into any other language shall not be an official version thereof, and in the event of any conflict in interpretation between the English version and such translation, the English version shall control.

5.11         Bulk Sales Statutes. The Parties hereby waive compliance with the provisions of any bulk sales, bulk transfer or similar Laws of any jurisdiction that may otherwise be applicable with respect to the sale of any or all of the Purchased Assets to Purchaser; it being understood that any Liabilities arising out of the failure of Sellers to comply with the requirements and provisions of any bulk sales, bulk transfer or similar Laws of any jurisdiction which would not otherwise constitute Assumed Liabilities shall be treated as Excluded Liabilities.

5.12         Counterparts; Electronic Signature. This Agreement may be executed in several counterparts, each of which will constitute an original and all of which, when taken together, will constitute one agreement. This Agreement may be executed by facsimile or electronic mail of a document in Adobe Portable Document Format (or scanned signature pages) or other electronic file based on common standards, including any electronic signature complying with the U.S. federal ESIGN Act of 2000 (e.g., www.docusign.com) and any counterpart so delivered shall be deemed to have been duly and validly delivered and be valid and effective for all purposes.

5.13         Disclosure Schedule. The Disclosure Schedule has been arranged, for purposes of convenience only, as separate parts corresponding to the subsections of Section 2.1. The representations and warranties contained in Section 2.1 are subject to (a) the exceptions and disclosures set forth in the subsection of the Disclosure Schedule corresponding to the particular subsection of Section 2.1 in which such representation and warranty appears and the subsections of the Disclosure Schedule expressly referenced herein are a part of this Agreement as if fully set forth herein; (b) any exceptions or disclosures explicitly cross-referenced in such subsection of the Disclosure Schedule by reference to another subsection of the Disclosure Schedule; and (c) any exception or disclosure set forth in any other subsection of the Disclosure Schedule to the extent it is reasonably apparent on the face of such disclosure that such exception or disclosure is intended to qualify another subsection of the Disclosure Schedule. No reference to or disclosure of any item or other matter in the Disclosure Schedule shall be construed as an admission or indication that such item or other matter is material (nor shall it establish a standard of materiality for any purpose whatsoever) or that such item or other matter is required to be referred to or disclosed in the Disclosure Schedule. The information set forth in the Disclosure Schedule is disclosed solely for the purposes of this Agreement, and no information set forth therein shall be deemed to be an admission by Sellers or Purchaser to any Third Party of any matter whatsoever, including of any violation of Law or breach of any agreement. The Disclosure Schedule and the information and disclosures contained therein are intended only to qualify and limit the representations and warranties of Sellers contained in Section 2.1.

5.14         Interpretation of Agreement. Except where the context otherwise requires, wherever used, the singular includes the plural, the plural the singular, the use of any gender shall be applicable to all genders and the word “or” is used in the inclusive sense (and/or). The captions and headings of this Agreement are for convenience of reference only and in no way define, describe, extend or limit the scope or intent of this Agreement or the intent of any provision contained in this Agreement. The term “including” as used herein does not limit the generality of any description preceding such term. Each Party acknowledges that it has participated in the drafting of this Agreement, and any applicable rule of construction to the effect that ambiguities are to be resolved against the drafting Party will not be applied in connection with the construction or interpretation of this Agreement. Although the same or similar subject matters may be addressed in different provisions of this Agreement, the Parties intend that, except as reasonably apparent on the face of the Agreement or as expressly provided in this Agreement, each such provision will be read separately, be given independent significance and not be construed as limiting any other provision of this Agreement (whether or not more general or more specific in scope, substance or content). Unless otherwise specified or where the context otherwise requires, (a) references in this Agreement (or in Exhibit A) to any Article, Section, Schedule or Exhibit are references to such Article, Section, Schedule or Exhibit of this Agreement; (b) references in any Section to any clause are references to such clause of such Section; (c) “hereof,” “hereto,” “hereby,” “herein” and “hereunder” and words of similar import when used in this Agreement refer to this Agreement as a whole and not to any particular provision of this Agreement; (d) references to a Person are also to its permitted successors and assigns; (e) references to a Law include any amendment or modification to such Law and any rules or regulations issued thereunder, in each case, as in effect at the relevant time of reference thereto; (f) references to any agreement, instrument or other document in this Agreement refer to such agreement, instrument or other document as originally executed or, if subsequently amended, replaced or supplemented from time to time, as so amended, replaced or supplemented and in effect at the relevant time of reference thereto; (g) “extent” in the phrase “to the extent” means the degree to which a subject or other thing extends, and such phrase does not mean simply “if,” and (h) references to monetary amounts are denominated in United States Dollars. The phrase “made available,” when used in reference to any documents or information made available to Purchaser or any of its Representatives prior to the execution of this Agreement, shall be deemed to mean uploaded to, and accessible to Purchaser and its Representatives in, the online data rooms entitled “Sumitomo Royalty Buyout” hosted on behalf of Sellers by Citrix ShareFile in complete and unredacted form at least [**] prior to the execution and delivery of this Agreement.

5.15         Entire Agreement. This Agreement, together with the Schedules and Exhibits expressly contemplated hereby and attached hereto, the Disclosure Schedule, the Ancillary Agreements and the other agreements, certificates and documents delivered in connection herewith or therewith or otherwise in connection with the Transactions, contain the entire agreement between the Parties with respect to the Transactions and supersede all prior agreements, understandings, promises and representations, whether written or oral, between the Parties with respect to the subject matter hereof and thereof. In the event of any inconsistency between any such Schedules and Exhibits and this Agreement, the terms of this Agreement shall govern.

5.16         Austrian Stamp Duty.

5.16.1       Each Party agrees that (a) any communication between the Parties relating to this Agreement or the Transactions will be made in accordance with the provisions of this Section 5.16 and (b) it will not produce in, bring into, send to, or cause to be sent to, or otherwise import to, or cause to be imported to, Austria any signed original or certified copy of this Agreement or any other document that contains any written confirmation or written reference to this Agreement or send to any Party any written confirmation or reference (including via e-mail or fax message) to this Agreement or to any of the Transactions (individually and collectively the “Stamp Duty Sensitive Documents”), in each case other than to the extent that (i) no Austrian stamp duty (Rechtsgeschäftsgebühr) is triggered thereby, (ii) such Party is required to do so by applicable Law or (iii) such Party is required to present a Stamp Duty Sensitive Document in Austria in order to preserve or enforce a right of, or remedy available to, any Party from time to time arising under or in respect of such Stamp Duty Sensitive Document.

5.16.2       With respect to any court, arbitral or governmental proceeding in Austria, each Party further agrees not to (a) object to the introduction into evidence of any uncertified copy of any Stamp Duty Sensitive Document, (b) raise as a defense to any action or exercise of a remedy a failure to introduce an original of any Stamp Duty Sensitive Document into evidence, (c) object to the submission of any uncertified copy of any Stamp Duty Sensitive Document in any proceeding; or (d) contest the authenticity, and conformity to the original, of an uncertified copy of any Stamp Duty Sensitive Document, in each case only if and to the extent that any such uncertified copy actually introduced into evidence accurately reflects the content of such Stamp Duty Sensitive Document.

5.16.3       Each Party shall take all reasonable steps to mitigate any circumstances which arise and which would result in any amount becoming payable under, in respect of, or pursuant to, Stamp Duty Sensitive Documents.

5.16.4       For purposes of clarity, Sellers shall bear all Covered Transfer Taxes, including any Covered Transfer Taxes resulting from a breach of any obligation under this Section 5.16.

5.17         Place of Performance. All obligations under this Agreement must be performed at a place outside Austria on which the Parties explicitly agree on. No Party is entitled to perform any such obligation in Austria. In particular, no payments (if any) under this Agreement may be made to or from an Austrian bank account. It is expressly agreed that any such performance within Austria or via an Austrian bank account will not establish Austria as the place of performance and shall be deemed not effective with respect to any Party. Further, it is agreed that the fulfilment of any obligation under this Agreement within Austria does not result in a discharge of such obligation (keine schuldbefreiende Wirkung).

[Signature pages follow]

IN WITNESS WHEREOF, each of Sellers and Purchaser has caused this Agreement to be executed as of the date first written above through their duly authorized representatives or respective officers.

SELLERS:

SIGNED and DELIVERED as a DEED for and on behalf of NABRIVA THERAPEUTICS IRELAND DESIGNATED ACTIVITY COMPANY by its lawfully appointed attorney Steven Gelone in the presence of

/s/ Emma Gelone	/s/ Steven Gelone
(Witness' Signature)
Attorney

Emma Gelone
(Witness' Name)

[**]
(Witness' Address)

Student
(Witness' Occupation)

SIGNED and DELIVERED as a DEED for and on behalf of NABRIVA THERAPEUTICS PUBLIC LIMITED COMPANY by its lawfully appointed attorney Steven Gelone in the presence of

/s/ Emma Gelone	/s/ Steven Gelone
(Witness' Signature)
Attorney

Emma Gelone
(Witness' Name)

[**]
(Witness' Address)

Student
(Witness' Occupation)

[Signature Page to Asset Purchase Agreement]

Nabriva Therapeutics US, Inc.

By:	/s/ Michael Hogan
Name: Michael Hogan
Title: President

Nabriva Therapeutics GmbH

By:	/s/ Steven Gelone
Name: Steven Gelone
Title: Attorney

[Signature Page to Asset Purchase Agreement]

IN WITNESS WHEREOF, each of Sellers and Purchaser has caused this Agreement to be executed as of the date first written above through their duly authorized representatives or respective officers.

PURCHASER:

Sumitomo Pharma Co., Ltd.

By:	/s/ Hiroshi Nomura
Name: Hiroshi Nomura
Title: Representative Director, President and Chief Executive Officer

[Signature Page to Asset Purchase Agreement]

Exhibit A

Certain Definitions

“Adverse Event” means, with respect to a Product, any undesirable, untoward or noxious event or experience associated with the use, or occurring during or following administration, of such product in humans, occurring at any dose, whether expected and whether considered related to or caused by such Product, including such an event or experience as occurs in the course of the use of such Product in professional practice, in a Clinical Trial, from overdose, whether accidental or intentional, from abuse, from withdrawal or from a failure of expected pharmacological or biological therapeutic action of such Product, and including those events or experiences that are required to be reported to the FDA under 21 C.F.R. sections 312.32 and 314.80, as applicable, or to foreign Governmental Entities under corresponding applicable Law outside the United States (including the DAL).

“Affiliate” means, with respect to a Person, any other Person that, directly or indirectly, through one or more intermediaries, controls, is controlled by or is under common control with such first Person. For purposes of this definition, “control” and, with correlative meanings, the terms “controlled by” and “under common control with” mean (a) the possession, directly or indirectly, of the power to direct the management or policies of a business entity, whether through the ownership of voting securities, by Contract relating to voting rights or corporate governance, or otherwise or (b) the ownership, directly or indirectly, of more than 50% of the voting securities or other ownership interest of a business entity (or, with respect to a limited partnership or other similar entity, its general partner or controlling entity).

“Aggregate Cap” means an amount of $3,000,000; provided that if the Bridge Period is extended beyond March 31, 2024 pursuant to the requirements set forth in the definition of Bridge Period, then the Aggregate Cap shall automatically be increased by [**].

“Aggregate CMO Settlement Amount” means the aggregate U.S. dollar amount set forth in Schedule 1.3.1(c) payable by Sellers or the relevant other members of the Seller Group, as applicable, to the CMOs pursuant to the terms of the Settlement Agreements in order for the settlement, discharge of all outstanding obligations, release of claims and other provisions set forth in the Settlement Agreements to become effective.

“Agreement” means the Asset Purchase Agreement to which this Exhibit A is attached, including the Disclosure Schedule.

“Ancillary Agreements” means (i) the Austrian Local Transfer Agreement, (ii) the Termination Agreement regarding Existing Nabriva Agreements, (iii) the Intellectual Property Assignment Agreement, and (iv) the Intellectual Property License Agreement.

“Austrian Local Transfer Agreement” means a Local Transfer Agreement substantially in the form attached to the Agreement as Exhibit B.

“Bridge Period” means the period commencing on the Closing Date and ending at the earlier of (a) [**] (b) [**] and (c) 11:59 p.m. Pacific Time on March 31, 2024; provided, further, that Purchaser may, by notice sent in writing not later than [**], unilaterally extend the Bridge Period for such number of months specified in the notice (but in no event beyond September 30, 2024), in which case the term “Bridge Period” hereunder shall refer to the Bridge Period as so extended. For purposes of clarity, if the Bridge Period is extended pursuant to the terms of this definition, Purchaser shall be obligated to continue reimbursing Operating Expenses in accordance with, and subject to the limitations set forth in, Section 3.15.4.

Exhibit A-1

“Bridge Period Pre-Funded Expenses Amount” means $2,000,000 paid by Purchaser to Nabriva DAC at the Closing to fund certain expenses to be incurred by Nabriva DAC during the Bridge Period.

“Budget Plan” means a [**], attached to the Agreement as Exhibit C.

“Business Day” means any day that is not a Saturday, a Sunday or other day on which banks are required or authorized by Law to be closed in the City of New York, United States of America, in Dublin, Ireland, or in Tokyo, Japan.

“cGCP” means, then current ethical, scientific and quality standards and procedures comprising current good clinical practices, as set forth under Law, including, as applicable, the following: (a) the FDCA and its applicable implementing regulations at 21 C.F.R. Parts 50, 54, 56 and 312, (b) the People’s Republic of China Pharmaceutical Clinical Trial Quality Management Standard, issued in April 2020 by the NMPA and the NHC, and (c) other foreign equivalents of the foregoing, in each case, as same may be amended from time to time.

“cGMP” means, then current standards of good manufacturing practices for the manufacture, processing, packaging, testing or holding of a medicinal product for human use set forth under Law, including, as applicable, the following: (a) the FDCA and its implementing regulations at 21 C.F.R. Parts 210-211, and (b) other foreign equivalents of the foregoing, in each case, as same may be amended from time to time.

“Clinical Trial” means any clinical investigation, study or trial conducted on one or more human subjects with respect to a therapeutic product, including: (a) a clinical trial or investigation of a product or compound or other intervention in humans, the principal purpose of which is to make a preliminary determination of metabolism, pharmacokinetics, dose findings or safety in healthy individuals or patients, including those meeting the definition of 21 C.F.R. § 312.21(a), or other comparable applicable foreign Law (and including any trial or investigation labeled as a “Phase 1a” or “Phase 1b” trial), (b) a clinical trial or investigation conducted mainly to test the effectiveness of a product or compound or other intervention in humans for purposes of identifying the appropriate dose for a subsequent clinical trial or investigation for a particular indication or indications, including those meeting the definition of 21 C.F.R. 312.21(b), or other comparable applicable foreign Law, or, if no further trials are required by the applicable Governmental Entity, a clinical trial or investigation otherwise in support of the issuance of a Marketing Approval (and including any trial or investigation labeled as a “Phase 2a” or “Phase 2b” trial), (c) a clinical trial or investigation designed to (i) prove that a product or compound or other intervention in humans is safe and efficacious for its intended use, (ii) define warnings, precautions and adverse reactions associated with the compound, product or intervention, and (iii) otherwise support the issuance of a Marketing Approval, including those meeting the definition of 21 C.F.R. 312.21(c) or other comparable applicable foreign Law, (d) any post-marketing trial, investigation or study conducted or required to be conducted to obtain additional information about a product, compound or intervention in humans, including regarding patient subsets such as the pediatric population, the product, compound or intervention’s risks, benefits, and best use, in the indication for which Marketing Approval was issued or to explore potential Label expansion or otherwise support marketing claims, or (e) a “sponsor-investigator” trial, as defined in 21 CFR 312.3(b) and any other clinical trial or investigation regarding which an Investigator, hospital, academic medical center, CRO or entity other than a pharmaceutical, biotech or medical device company serves as the sponsor.

Exhibit A-2

“Clinical Trial Agreement” means a Contract between a sponsor, CRO or other sponsor designee, on the one hand, and a Clinical Trial site and/or Investigator, on the other hand, providing for the conduct of a Clinical Trial.

“Clinical Trial Authorization” means any issued Permit required to be obtained from a Governmental Entity or an IRB, in order to conduct a Clinical Trial in an applicable jurisdiction (including the DAL) under applicable Law (including the People’s Republic of China Provisions for Drug Registration or equivalents thereof), and including acceptance of an IND.

“Clinical Trial Authorization Application” means an application for a Clinical Trial Authorization, including an IND.

“Closing Date” means the date on which the Closing occurs.

“CMO” means contract manufacturing organization.

“COBRA” means the continuation coverage requirements of Section 4980B of the Code and Part 6 of Subtitle B of Title I of ERISA and any similar state Law.

“Code” means the Internal Revenue Code of 1986, as amended, and the rules and regulations promulgated thereunder.

“Consent” means any consent, approval or waiver.

“Commercialization” means all activities related to the commercial exploitation of a Product, including the importation, exportation, regulatory reporting or post-market requirements, marketing, promotion, co-promotion, distribution, launch, supply, sale or offering for sale of a Product or to license or otherwise permit any Person to conduct any of the foregoing. When used as a verb “Commercialize” means to engage in “Commercialization.”

“Contract” means any contract, agreement, lease, sublease, license, sublicense or other legally binding commitment or arrangement.

Exhibit A-3

“Control” or “Controlled” means, (a) with respect to any Intellectual Property, possession of the right to assign or grant a license, sublicense or other right to or under such item of Intellectual Property and (b) with respect to any Product Records, Regulatory Approvals, Regulatory Approval Applications, Regulatory Documentation, and Product Promotional Material, the right to assign, grant the right to use, or grant a right of access or reference thereto, in each case of (a) and (b) pursuant to the terms of this Agreement, including the Ancillary Agreements, and without violating the terms of any Contract or other arrangement with any Third Party.

“Copyrights” means all copyrights (whether in published or unpublished works) and copyrightable works (including databases and other compilations of information, mask works and semiconductor chip rights), including all rights of authorship, use, publication, reproduction, distribution, performance, transformation, moral rights and rights of ownership of copyrightable works, and all registrations and rights to register and obtain renewals and extensions of registrations, together with all other interests accruing by reason of international copyright.

“CRO” means a Person (including a commercial, academic, or other organization) contracted by a sponsor to perform one or more of a sponsor’s Clinical Trial-related duties and functions, including those defined in (a) 21 C.F.R. 312.3(b), (b) GCP-2020, and (c) foreign equivalents of the foregoing.

“CTA” means a Clinical Trial application that is required to initiate a Clinical Trial for registering a drug product under applicable Law of an applicable jurisdiction, including the DAL and the People’s Republic of China Provisions for Drug Registration or equivalents thereof, as the same may be amended from time to time.

“DAL” means the Drug Administration Law of the People’s Republic of China, as such may be amended from time to time.

“Development” means all activities related to the development of a compound or potential medicinal product including the pursuit of a Marketing Approval for such compound or potential medicinal product and any activities related to the research, development, pre-clinical testing, toxicology and stability testing, formulation, Clinical Trials, regulatory affairs, medical writing, qualification and validation, quality control and assurance and regulatory submissions related thereto. When used as a verb, “Develop” means to engage in Development.

“Disclosure Schedule” means the disclosure schedule delivered by Sellers to Purchaser contemporaneously with the execution and delivery of the Agreement.

“Domain Names” means internet domain names registered with or assigned by any domain name registrar, domain name registry or other domain name registration authority as part of an electronic address on the Internet and all applications for any of the foregoing.

“Drug Substance” means each substance or mixture of substances intended to be used in the manufacture of a medicinal product and that, when used in the production of such product, becomes an active pharmaceutical ingredient of such product.

Exhibit A-4

“Electronic Delivery” means the delivery by electronic means of the Purchased Intellectual Property and other Purchased Assets, in each case, to the extent in electronic format via remote transfer or through an electronic data room as mutually agreed between the Parties; provided that, unless otherwise selected by Purchaser pursuant to Section 3.6.1, Purchaser will in no event obtain possession or ownership of any tangible personal property (such as computers, servers, hard drives, storage media, cloud storage accounts, or other devices) on which any of the Purchased Intellectual Property or copies thereof are located or stored unless they are otherwise included in the Purchased Assets.

“EMA” means the European Medicines Agency and any successor agency thereto.

“Employee Plans” means all: (i) “employee benefit plans” (as defined in Section 3(3) of ERISA, whether or not subject to ERISA), (ii) employment, consulting, severance pay, salary continuation, bonus, commission, incentive, stock option, restricted stock, equity-based, phantom stock, health, welfare, retirement, pension, profit sharing, change-of-control compensation, retention, fringe benefit, or deferred compensation plans, Contracts, programs, funds or arrangements of any kind; and (iii) other employment, compensation and employee benefit plans, Contracts, programs, funds or arrangements (whether written or oral, qualified or nonqualified, funded or unfunded, foreign or domestic) and any trust, escrow or similar agreement related thereto, in each case, in respect of any current or former employee, director, manager, officer, equity holder, consultant or individual independent contractor of the Seller Group and (A) that are sponsored or maintained by the Seller Group, (B) with respect to which any member of the Seller Group has made or is required to make payments or contributions, or (C) with respect to which any member of the Seller Group has any current or contingent Liability.

“Encumbrance” means any mortgage, lien, license, charge, pledge, security interest, restriction, right of first refusal or negotiation, or other encumbrance.

“Enforceability Exceptions” means to the extent enforceability is limited by bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium or similar Laws of general application affecting or relating to the enforcement of creditors’ rights generally, and subject to equitable principles of general applicability, whether considered in a proceeding at law or in equity.

“Environmental Laws” means all federal, state or local laws (including any statute, rule, regulation, ordinance, code or rule of common law), and all judicial or administrative interpretations thereof, and all decrees, judgments, policies, written guidance or judicial or administrative orders relating to the environment, health, safety or Hazardous Substances, including the Comprehensive Environmental Response, Compensation and Liability Act, 42 U.S.C. § 9901 et seq., the Resource Conservation and Recovery Act of 1976, 42 U.S.C. § 6901 et seq., the Emergency Planning and Community Right-to-Know Act, 42 U.S.C. § 11001 et seq., the Clean Air Act, 42 U.S.C. § 7401 et seq., the Federal Water Pollution Control Act, 33 U.S.C. § 1251 et seq., the Toxic Substance Control Act, 15 U.S.C. § 2601 et seq., the Safe Drinking Water Act, U.S.C. § 300f et seq., the Occupational Safety and Health Act, 42 U.S.C. § 1801 et seq., the Federal Insecticide, Fungicide and Rodenticide Act, 7 U.S.C. § 136 et seq., the Hazardous Materials Transportation Act, 49 U.S.C. § 1801 et seq., and their state counterparts or equivalents, all as amended, and any regulations or rules adopted or promulgated pursuant thereto.

Exhibit A-5

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended, and the rules and regulations promulgated thereunder.

“Exploit” and “Exploitation” means to Develop, have Developed, Manufacture, have Manufactured, Commercialize, hold or keep (whether for disposal or otherwise), transport or otherwise dispose of, or to license or otherwise permit any Person to conduct any of the foregoing.

“Extraterritorial Agreements” means (a) the Distribution Agreement by and between Er-Kim Pharmaceuticals Bulgaria EOOD and Nabriva DAC, effective as of July 7, 2022 and (b) the License Agreement by and between Nabriva DAC and Sunovian Pharmaceuticals Canada Inc., effective as of March 28, 2019.

“Extraterritorial Licensee” means the Third Party counterparty to any Extraterritorial Agreement.

“FDA” means the United States Food and Drug Administration and any successor agency thereto.

“FDCA” means the Federal Food, Drug, and Cosmetic Act (21 U.S.C. § 301 et seq.) and its applicable implementing regulations and related guidance.

“Fraud” means, with respect to a Party, intentional fraud under Delaware common law (including as an element the intent that the other party relied thereon to its detriment) by such Party with respect to an express representation and warranty made in this Agreement.

“Fundamental Reps” means the representations and warranties set forth in Section 2.1.1(a) (Organization and Qualification), Section 2.1.2 (Authority), Section 2.1.4 (No Broker), Section 2.1.6 (Purchased Assets), Section 2.1.8(b) (Settlement Agreements), Section 2.1.12 (Taxes), Section 2.1.15 (Solvency; Fair Value; No Fraudulent Conveyance) Section 2.2.1(a) (Organization and Qualification), Section 2.2.2 (Authority) and Section 2.2.4 (No Broker).

“GAAP” means generally accepted accounting principles in the United States.

“Good Manufacturing Practice for Drugs” means the People’s Republic of China Pharmaceutical Manufacturing Quality Management Standard, amended in 2010 by People’s Republic of China Ministry of Health.

“Governmental Entity” means any federal, state, provincial, local, foreign, or supranational or international (a) government; (b) court of competent jurisdiction; (c) governmental official agency, arbitrator, authority or instrumentality; (d) department, commission, board or bureau; (e) instrumentality of any jurisdiction, domestic or foreign, or (f) other regulatory body, including the FDA, the EMA, the NMPA, and the United States Drug Enforcement Administration, the People’s Republic of China Human Genetic Resource Administration Office and any corresponding foreign agency, and including the United States Patent and Trademark Office, China National Intellectual Property Administration and any corresponding foreign agency.

Exhibit A-6

“GxP” means, collectively, cGCP, cGMP and other applicable, generally accepted industry best practice standards for the pharmaceutical or biotech industry.

“HCP” means any Person (i) qualified to prescribe, administer, use or supply any medicinal or medical products or (ii) perform any professional medical, laboratory, research, nursing, phlebotomy, behavioral health, or other clinical services; the foregoing to include any Investigator, physician, pharmacist, registered nurse, licensed practical nurse, advanced practice nurse, nurse practitioner, certified registered nurse practitioner, physician assistant, therapist, mental health coach or other health care provider or practitioner.

“Hazardous Substance” means any: contaminant or pollutant; toxic, radioactive or hazardous waste, chemical, substance, material or constituent; asbestos; polychlorinated biphenyls (PCBs); paint containing lead or mercury; fixtures containing mercury or urea formaldehyde; natural or liquefied gas; flammable, explosive, corrosive, radioactive, medical and infectious waste; and oil or other petroleum product, all as defined in Environmental Laws.

“Health Care Laws” means all Laws that regulate the Exploitation of pharmaceutical, biotech, or other medical products or that regulate interactions between pharmaceutical manufacturers or Persons acting on their behalf with HCPs, including, without limitation: (a) the FDCA, (b) the PHSA, (c) the Clinical Laboratory Improvement Amendments (42 U.S.C. § 263a), (d) the federal Medicare and Medicaid statutes (Title XVIII and Title XIX of the federal Social Security Act), (e) the federal Anti-Kickback Statute (42 U.S.C. § 1320a-7b(b)), (f) the Stark Anti-Self-Referral Law (42 U.S.C. §§ 1395nn), (g) the Anti-Inducement Law (42 U.S.C. § 1320a-7a(a)(5)), (h) the civil False Claims Act (31 U.S.C. §§ 3729 et seq.), (i) the administrative False Claims Law (42 U.S.C. § 1320a-7b(a)), (j) Section 6002 of the Patient Protection and Affordable Care Act (Public Law No. 111-148), as amended by the Health Care and Education Reconciliation Act of 2010 (Public Law No. 111-152), (k) the Health Insurance Portability and Accountability Act of 1996 (42 U.S.C. § 1320d et seq.), as amended by the Health Information Technology for Economic and Clinical Health Act (42 U.S.C. § 17921(2) et seq.) Directive 95/46/EC, Regulation (EU) 2016/679 (when applicable) and any other Applicable Laws protecting or regulating protected health information, personal data, sensitive information, privacy and security matters, (l) the exclusion laws (42 U.S.C. 1320a-7), (m) the federal Physician Payments Sunshine Act (42 U.S.C. § 1320a-7h), (n) GxP, (o) the applicable version (under applicable Law) of the World Medical Association Declaration of Helsinki on Ethical Principles for Medical Research Involving Human Subjects and other Applicable Laws regulating the conduct of Clinical Trials, (p) the DAL, (q) the GCP-2020, (r) Good Manufacturing Practice for Drugs, (s) People’s Republic of China Provisions for Drug Registration, (t) the Federal Trade Commission Act (15 U.S.C. § 41 et seq.), (u) state or foreign equivalents of the foregoing, and (v) all regulations or rules promulgated pursuant to the foregoing.

“Holdback Period Expiration Time” means the 18-month anniversary of the Closing Date.

“Import License” means sufficient approval or a Permit from each Governmental Entity as is necessary to import a therapeutic product or compound or other intervention in humans into a country or jurisdiction in the Territory.

Exhibit A-7

“IND” means any investigational new drug application filed with the FDA pursuant to 21 C.F.R. 312, or any substantially equivalent Law of a foreign jurisdiction.

“Indemnification Holdback” means $1,800,000.

“Intellectual Property” means Copyrights, Domain Names, Patents, Trademarks, rights in Trade Secrets, industrial property rights or other intangible property rights in Know-How, other intellectual property, industrial property or other rights in intangibles recognized by a Governmental Entity, all rights to enforce rights in and to collect damages for past, present and future violations of the foregoing, and all goodwill associated with any of the foregoing.

Intellectual Property Assignment Agreement” means an Intellectual Property Assignment Agreement substantially in the form attached to the Agreement as Exhibit F.

“Intellectual Property License Agreement” means an Intellectual Property License Agreement substantially in the form attached to the Agreement as Exhibit E.

“Investigator” means a Person (i) as defined in 21 C.F.R. 312.3(b), or (ii) as defined under equivalent Laws of other applicable jurisdictions, and, in each case, including all Persons identified as “Investigator”, “Principal Investigator”, “Sub-Investigator” or, a “Sponsor-Investigator” as defined in 21 C.F.R. 312.3(b).

“IRB” means any national, central, local or regional institutional review board or ethics committee of any applicable jurisdiction designated to review, approve or monitor the conduct of clinical research, with the aim to protect the rights, welfare and safety of human subjects, including any such entity as described in 21 C.F.R. Part 56, or foreign equivalent of the foregoing.

“Know-How” means unpublished inventions (whether patentable or not), industrial designs, discoveries, improvements, ideas, designs, models, formulae, genetic sequences, recipes, compositions, molecules, cell lines, biological materials, patterns, compilations, data collections, diagrams, drawings, blueprints, mask works, devices, methods, techniques, bioassays, processes, know-how, instructions, configurations, prototypes, samples, procedures, specifications, technology, Trade Secrets, experiment results, test results, confidential information, proprietary information, customer lists, source code and technical information, and moral and economic rights of authors and inventors in any of the foregoing.

“Lab Notebooks“ means all lab notebooks (including any experiment notes), whether in physical or electronic format, under the Control of Sellers or any other member of the Seller Group to the extent relating to a Product (whether or not in the Territory), the Product Business, or the Purchased Assets.

“Labeling” has the meaning under Section 201(m) of the FDCA (21 U.S.C. § 321(m)) and other comparable foreign Law relating to the subject matter thereof, including the applicable Product’s label, packaging and package inserts accompanying such Product, and any other written, printed, or graphic materials accompanying such Product, including patient instructions or patient indication guides.

Exhibit A-8

“Law” means any domestic or foreign, federal, state or local statute, law, treaty, judgment, ordinance, rule, administrative interpretation, regulation, order or other requirement having the force of law of any Governmental Entity, including Health Care Laws.

“Legal Proceeding” means any action, suit, charge, complaint, litigation, arbitration, proceeding (including any civil, criminal, administrative, investigative or appellate proceeding), hearing, inquiry, audit, qui tam action, subpoena, examination or investigation commenced, brought, conducted or heard by or before, or otherwise involving, any court or other Governmental Entity or any arbitrator or arbitration panel.

“Liabilities” means any debts, liabilities or obligations, whether known or unknown, fixed or contingent, determined or determinable (including all adverse reactions, recalls, product and packaging liabilities) and whether or not the same would be required to be reflected in financial statements or disclosed in the notes thereto and whether called a liability, obligation, indebtedness, guaranty, claim or otherwise.

“Licensed Product IP” means all Intellectual Property licensed to Purchaser pursuant to the Intellectual Property License Agreement.

“Lookback Date” means January 1, 2020.

“Loss” or “Losses” means any and all losses, Liabilities, damages, claims, suits, judgments, settlements, costs and expenses, and Taxes, including costs of settlement, and defense, legal and consulting fees and disbursements, court costs, and any interest costs or penalties.

“Manufacture” and “Manufacturing” means all activities related to the production, manufacture, processing, filling, finishing, packaging, labeling, shipping and holding of a product or any intermediate thereof, including process development, process qualification and validation, scale-up, pre-clinical, clinical and commercial manufacture and analytic development, product characterization, stability testing, quality assurance and quality control.

“Manufacturing Approval” means sufficient approval or a Permit from the applicable Governmental Entity(ies) as necessary to perform any Manufacturing activities relating to a therapeutic product or compound or other intervention in humans in the facility concerned.

“Manufacturing Approval Application” means an application or submission for a Manufacturing Approval.

“Marketing Approval” means with respect to a Marketing Approval Application and a particular country or jurisdiction, the approval by a Governmental Entity of competent authority of such Marketing Approval Application for such country or jurisdiction as necessary for the Commercialization of a therapeutic product or compound or other intervention in humans in such country or jurisdiction, including any pricing or reimbursement approval.

“Marketing Approval Application” means an application in any country or jurisdiction for the approval, license or authorization of the applicable Governmental Entity(ies) necessary for the Commercialization of a therapeutic product or compound or other intervention in humans in such country or jurisdiction, including an NDA.

Exhibit A-9

“Material Adverse Effect” means any change, event, circumstance, condition, effect, occurrence or development that individually or in the aggregate with other changes, events, circumstances, conditions, effects, occurrences or developments, has or would reasonably be expected to have a material adverse effect on the Purchased Assets or on the results of operations of the Product Business, taken as a whole; provided, however, that in determining whether a Material Adverse Effect has occurred, none of the following, shall be deemed to constitute, or shall be taken into account in determining whether there has been, a “Material Adverse Effect:” (i) political or economic conditions or conditions affecting the capital or financial markets generally; (ii) conditions generally affecting the industry in which the Product Business operates; (iii) any actual or proposed change in GAAP or applicable Law; (iv) any hostility, act of war, terrorism or military actions, or any escalation of any of the foregoing; (v) any hurricane, flood, tornado, earthquake, pandemic, epidemic or other natural disaster (including related governmental or similar responses thereto); and (vi) the failure of the Product Business to achieve any financial projections, predictions or forecasts (provided, that the underlying causes of such failure shall not be excluded); except, in each of clauses (i) through (v), for those conditions that have a disproportionate effect on the Purchased Assets and Assumed Liabilities, taken as a whole, relative to other Persons operating businesses similar to the Product Business.

“NDA” means a new drug application, as defined in the FDCA and applicable regulations promulgated thereunder by FDA, including all amendments and supplements to any such application, and any equivalent application, amendment or supplement to the equivalent Governmental Entity in any other regulatory jurisdiction.

“NHC” means the People’s Republic of China National Health Commission.

“NMPA” means the National Medical Products Administration of the People’s Republic of China.

“Order” means any order, decision, ruling, writ, injunction, decree, judgment, award, settlement, consent decree, corporate integrity agreement, deferred prosecution agreement, monitoring agreement, subpoena, civil investigative demand, legally binding agreement or stipulation issued, promulgated, made, rendered, enforced or entered into by or with any Governmental Entity.

“Patent Files” means, with regard to the Purchased Patents, any and all files, documents and materials (whether in electronic or tangible format) that: (i) relate to the investigation, evaluation, preparation, prosecution, maintenance, defense, enforcement, filing, issuance or registration of any of the Purchased Patents; or (ii) help to support or establish the dates of conception or reduction to practice of any inventions.

“Patents” means (a) all national, regional and international applications for patent or other indicia of ownership of a design, industrial property, invention or discovery issued by a Governmental Entity, including provisional patent and utility model applications; (b) all applications claiming priority, directly or indirectly, from any of the foregoing, including divisionals, continuations, continuations-in-part, converted provisionals, continued prosecution applications and other pre-issue forms of any of the foregoing described in clauses (a); (c) any and all patents or other indicia of ownership of a design, industrial property, invention or discovery issued by a Governmental Entity that have issued or in the future issue from any of the foregoing described in clauses (a) and (b), including utility models, petty patents, innovation patents and design patents and certificates of invention; (d) any and all extensions or restorations by existing or future extension or restoration mechanisms, including revalidations, reissues, re-examinations and extensions (including any supplementary protection certificates and the like), and other post-issue forms of any of the foregoing described in clauses (a), (b) and (c); and (e) any similar rights, including so-called pipeline protection or any importation, revalidation, confirmation or introduction patent or registration patent or patent of additions to any of the foregoing described in clauses (a) – (d).

Exhibit A-10

“Permit” means any license, permit, application, consent, certificate, registration, exemption, waiver, clearance, approval or authorization issued, granted, given or otherwise made available by, or under the authority of, any Governmental Entity.

“Permitted Encumbrance” means any (a) Encumbrance for current Taxes not yet due or delinquent, to the extent such does not constitute an Encumbrance on the Purchased Assets after the Closing Date; (b) Encumbrance caused by Law that does not materially detract from the current value of, or materially interfere with, the present use and enjoyment of any Purchased Asset subject thereto or affected thereby in the ordinary course of business of the Product Business; (c) Encumbrance not securing indebtedness or guarantees of indebtedness that does not materially detract from the current value of, or materially interfere with, the present use and enjoyment of such Purchased Asset in the ordinary course of business of the Product Business, and (d) non-exclusive licenses or sublicenses granted in the ordinary course of business to contractors or service providers solely to enable them to supply products to, or perform services for, the Seller Group.

“Person” means any individual, partnership, limited partnership, limited liability company, joint venture, syndicate, sole proprietorship, corporation, unincorporated association, trust, trustee, executor, administrator or other legal personal representative, or any other legal entity, including a Governmental Entity.

“Personal Data” means information that: (i) identifies or can be used to identify an individual (including names, signatures, addresses, telephone numbers, e-mail addresses and other unique identifiers); (ii) can be used to authenticate an individual (including employee identification numbers, government-issued identification numbers, passwords or PINs, financial account numbers, credit report information, biometric or health data, answers to security questions and other personal identifiers); or (iii) is considered “personal data,” “personal information,” or “personally identifiable information” or the like under applicable Law.

“PHSA” means the United States Public Health Service Act (42 U.S.C.§ 201 et seq.) and the regulations promulgated thereunder, including 21 CFR 600-680.

Exhibit A-11

“Privacy Obligations” means applicable Laws, contractual obligations, self-regulatory standards that are applicable to the operation of the Product Business, or policies or terms of use that are related to privacy, data protection or the processing of Personal Data, in each case as and to the extent applicable to the operation of the Product Business or the Purchased Assets or otherwise applicable to any member of the Seller Group.

“Product” means the compound set forth on Schedule B to the Agreement and any and all pharmaceutical products comprising or containing such compound, in the form such products have been studied by or on behalf of any member of the Seller Group or any of their licensees in Clinical Trials at any time prior to the Closing.

“Product Business” means the Exploitation of Products in the Territory.

“Product IP” means the Purchased Intellectual Property and the Licensed Product IP.

“Product Promotional Material” means, to the extent in the possession or Control of any member of the Seller Group, in any medium, including audio, visual, print, magnetic or electronic, the advertising, promotional and media materials, medical education and informational materials, sales training materials (including related quizzes and answers, if any), point of sales materials, existing customer lists, co-pay cards, other marketing data and materials (including related to market research), trade show materials (including displays) and videos, including materials containing clinical data, if any, to the extent primarily used in the past or present for or related to the Commercialization of a Product that has Regulatory Approval in the Territory (including any such materials included in the Regulatory Documentation).

“Product Records” means, with respect to any product, to the extent relating to a product, in any medium including audio, visual, print, magnetic or electronic (if in electronic form, in its native file and .PDF format, and otherwise in the same form as existing): all books and records related to the Product, the Purchased Assets, or the Product Business (other than the Regulatory Documentation) including (a) copies of all applicable technical reports, including characterization reports, stability study protocols and reports and development reports and batch documentation (including executed batch records, disposition packages applied to Clinical Trials), (b) product and raw material specifications (including the percentages and specifications of ingredients, any related formulae or flow diagrams and bill of materials), in-process control documentation, intermediate specifications (where applicable), and Drug Substance and drug product release specifications, (c) standard operating procedures (such as master batch records and applicable supporting procedures) and related Manufacturing, engineering and other manuals (as applicable) for such product, (d) copies of process validation reports, copies of analytical method validation reports, applicable method development reports, method qualification reports, and/or method transfer reports, (e) quality control and release testing procedures supportive of in-process, release, and stability release criteria, (f) copies of applicable documentation related to the master and working cell banks, (g) data contained in laboratory notebooks related to such product, and (h) copies of all books and records reasonably necessary to Exploit such product as previously Exploited, including vendor and supplier lists and correspondence, records regarding product samples and training materials. Product Records shall not include (i) Trade Secrets of Third Parties, other than any such Trade Secrets that are the subject of an Ancillary Agreement, (ii) any attorney work product, attorney-client communications and other items protected by established legal privilege, unless the books and records can be transferred together with such privilege to the transferee, (iii) human resources and any other employee books and records, (iv) any financial, Tax and accounting records to the extent not related to a Product, and (v) any items to the extent applicable Law prohibits their transfer.

Exhibit A-12

“Purchase Price” means $13,000,000.

“Purchased Intellectual Property” means (a) all Purchased Patents, (b) the Purchased Know-How, (c) the Purchased Trademarks, and (d) all other Intellectual Property (other than Patents, Know-How and Trademarks), Controlled, or purported to be Controlled, solely or jointly, by a member of the Seller Group and primarily related to or otherwise used in the Product Business.

“Purchased Know-How” means all Know-How Controlled, or purported to be Controlled, solely or jointly, by any member of the Seller Group and that is (i) primarily related to the Development, Manufacture or Commercialization of a Product or (ii) otherwise used by or on behalf of any member of the Seller Group for or in connection with the Product Business.

“Purchased Patents” means (a) all Patents in the Territory, to the extent Controlled, or purported to be Controlled, solely or jointly, by a member of the Seller Group that are primarily related to the Product Business, including the Patents that are listed on Section 2.1.11(b) of the Disclosure Schedule, including all rights to enforce rights in and to collect damages for past, present and future violations of the foregoing and (b) all Post-Closing Cooperation Patents.

“Purchased Product Records” means originals of all Product Records owned or Controlled, or purported to be Controlled, by a member of the Seller Group to the extent primarily related to a Product, whether or not in the Territory, or the Product Business, including those stored by a member of the Seller Group in Austria, Ireland or other locations, including all Lab Notebooks.

“Purchased Regulatory Documentation” means all Regulatory Documentation owned or Controlled, or purported to be Controlled, by a member of the Seller Group to the extent primarily related to a Product in the Territory.

“Purchased Trademarks” means the XENLETA and Xenleta Squares Trademarks in the Territory Controlled, or purported to be Controlled, solely or jointly, by any member of the Seller Group, including the Trademarks set forth in Section 2.1.11(b) of the Disclosure Schedule.

“Purchaser Material Adverse Effect” with respect to Purchaser means any change, event, circumstance, condition, effect, occurrence or development that either alone or in combination with any other change, event, circumstance, condition, effect, occurrence or development would have, or would reasonably expected to have, a material adverse effect on the ability of Purchaser to perform its obligations hereunder or under the Ancillary Agreements or to consummate, or otherwise prevent the Transactions.

“Relevant Regulatory Territory” means collectively, (a) the Territory and (b) the United States.

Exhibit A-13

“Regulatory Approvals” means, as applicable, all (a) Marketing Approvals, (b) Clinical Trial Authorizations, (c) Import Licenses, (d) Manufacturing Approvals, (e) approvals from or recordals with the China Human Genetic Resource Office, and (f) IRB approvals.

“Regulatory Approval Applications” means, as applicable, all (a) Marketing Approval Applications, (b) Clinical Trial Authorization Applications, (c) applications for an Import License, (d) Manufacturing Approval Applications, (e) applications for approvals from or record-filings with the China Human Genetic Resource Office, and (f) applications for IRB approvals.

“Regulatory Documentation” means, with respect to a Product or the Product Business, in any medium including audio, visual, print, magnetic or electronic, all (a) documentation comprising the Regulatory Approvals, Regulatory Approval Applications, or otherwise required by applicable Law or any Order to Exploit a Product in the Territory, (b) dossiers, notifications, reports, supplements, records, data and other materials, submissions or correspondence filed with or received from Governmental Entities relating to the Regulatory Approvals or application or submission for obtaining a Regulatory Approval, (c) reports, supplements, records, data and other materials and correspondence, including minutes and official contact reports relating to any communications with any Governmental Entity, and relevant supporting documents with respect thereto, including all Labeling materials and the approved label components with respect to Product and draft and final advertising and promotion documents submitted to a Governmental Entity for comment, Adverse Event files and complaint files, pharmacovigilance records and studies and any other information relevant to the assessment of product safety, (d) clinical and preclinical data, results (including all tables, listings and graphs) and reports, case report forms, and other materials or correspondence filed with or received from Governmental Entities to the extent relating to any Clinical Trial or any other post-marketing studies or commitments), (e) all process validation, analytical method validation, applicable method qualification, technical and inspection and audit reports related to a Product, (f) any other notices, communications or other correspondence between a member of the Seller Group or any CRO, CMO, distributor or Third Party holder of a Regulatory Approval, on the one hand, and any Governmental Entity, on the other hand, relating to a Product or the Product Business and (g) other data (including clinical and pre-clinical data) contained or relied upon in any of the foregoing, in each case, to the extent in the possession or control of Seller Group or maintained on its behalf.

“Representatives” means, in respect of a Person, such Person’s directors, officers, managers, employees, agents and other representatives.

“Sellers’ Knowledge”, or any other similar knowledge qualification in the Agreement means the actual knowledge, after reasonable inquiry or investigation related to the subject matter in question, of the individuals set forth on Schedule A to the Agreement.

“Seller Product Business” means the Exploitation of Products by any of the members of the Seller Group or any licensee or sublicensee of a member of the Seller Group outside of the Territory.

“Seller Retained Marks” means, other than the Purchased Trademarks, all Trademarks and Domain Names owned by a member of the Seller Group, including the trademark “Nabriva” and any Trademarks or Domain Names that contain any of the foregoing, any translation, variation, derivation, combination or equivalent of any of the foregoing, and any Trademark or Domain Name that is confusingly similar to any of the foregoing.

Exhibit A-14

“Subsidiary” means, with respect to a Person, any entity, whether incorporated or unincorporated, of which at least a majority of the securities or ownership interests having by their terms voting power to elect a majority of the board of directors or other Persons performing similar functions is directly or indirectly owned or controlled by such Person or by one or more of its respective Subsidiaries.

“Tax Return” means any return, declaration, report, claim for refund, information return or statement relating to Taxes, including any schedule or attachment thereto, filed with a Governmental Entity, or required to be filed with a Governmental Entity, in connection with the calculation, determination, assessment or collection of any Tax and includes any amended returns required as a result of examination adjustments made by the Internal Revenue Service or other Tax authority.

“Tax” or “Taxes” means (a) any and all taxes, fees, levies, duties, tariffs, imposts and other charges in the nature of a tax, whether disputed or not, imposed by any Governmental Entity or taxing authority, including taxes or other charges on, measured by, or with respect to income, franchise, windfall or other profits, gross receipts, property, sales, use, capital stock, payroll, employment, social security, workers’ compensation, unemployment compensation or net worth; and taxes or other charges in the nature of excise, withholding, ad valorem, stamp, transfer, escheat or unclaimed property, value-added or gains taxes; license, registration and documentation fees; and customs duties, tariffs and similar charges; (b) any and all interest, penalties, additions to tax and additional amounts imposed in connection with or with respect to the foregoing; and (iii) any Liabilities for items described in (a) or (b), whether as a primary obligor or as a result of being a transferee (within the meaning of Section 6901 of the Code or any other applicable Law) or successor of another Person, as a result of being a member of an affiliated, consolidated, unitary or combined group, pursuant to any Law, by Contract or otherwise.

“Termination Agreement regarding the Existing Nabriva Agreements” means an agreement regarding the termination of certain existing agreements between one or more members of the Seller Group, on the one hand, and Purchaser or any of its Affiliates, on the other hand, in the form attached to the Agreement as Exhibit D.

“Territory” means, collectively, (i)  the People’s Republic of China, (ii) the Hong Kong Special Administrative Region of the People’s Republic of China, (iii) the Macau Special Administrative Region of the People’s Republic of China, and (iv) Taiwan.

“Third Party” means any Person other than a member of the Seller Group, Purchaser and its Affiliates, and each of their permitted successors and assigns.

“Trade Secrets” means any trade secrets, or any confidential inventions (whether patentable or unpatentable, whether or not reduced to practice, whether or not in an invention disclosure and whether or not in writing), processes, formulae, developments, discoveries, technology, compounds, probes, sequences, technical information and data, software, methods, biological materials, bioassays, clones, molecules, protocols, reagents, experiments, lab results, tests, know-how, concepts, ideas, processes, research and development information and results, customer lists, supplier lists, pricing and cost information, business and marketing plans, strategies or other confidential information or materials which in the reasonable business judgment of the owner thereof have value or confer a competitive advantage to such owner due to being not generally known or not publicly disseminated.

Exhibit A-15

“Trademark” means any word, name, symbol, color, product shape, designation or device or any combination thereof that functions as an identifier of source or origin, including any trademark, trade dress, brand mark, service mark, trade name, brand name, product configuration, logo or business symbol, whether or not registered, all applications for registration of any of the foregoing, all registrations of any of the foregoing, all pre-issue and post-issue forms of the foregoing applications or registrations, and all goodwill associated with and symbolized by any of the foregoing.

“Transactions” means the transactions contemplated by this Agreement and the Ancillary Agreements.

“VAT” means value added tax charged under VATCA and any other Tax charged in conformity to EU the Council Directive 2006/112/EC of 28 November 2006 and any Tax similar to or replacing same.

“VATCA” means the Value Added Tax Consolidation Act 2010 of Ireland.

Other Terms. The following terms are defined in the body of the Agreement and, unless otherwise indicated, shall have such meanings ascribed to them in the Agreement.

Defined Term	Section Reference

Agreement	Preamble
Allocation	3.8.2(a)
Apportioned Obligations	3.8.3(c)
Arbitrator	5.1.2(a)(i)
Assumed Liabilities	1.2.1
Basket Amount	4.2.1(a)
Chair	5.1.2(a)(i)
Chosen Court	5.9
Claim Certificate	4.3.1(a)
Claim Dispute Notice	4.3.1(c)
Closing	1.4.1
Closing Purchase Price	1.3.1(b)
CMO Agreements	1.4.2(a)(v)
Competing Product	3.10.1
Confidential Information	3.5.2
Execution Date	Preamble

Exhibit A-16

Defined Term	Section Reference

Expense Statement	3.15.4(e)
Governmental Transfer Consent	3.7.2
ICC	5.1.2(a)
Indemnified Party	4.3.1(a)
Indemnifying Party	4.3.1(b)
Initial Indemnification Period	4.2.1(d)
Liability Cap	4.2.1(e)
Lab Notebook Delivery	3.15.5
Nabriva Austria	Preamble
Nabriva DAC	Preamble
Nabriva Parent	Preamble
Nabriva US	Preamble
Operating Expenses	3.15.3
Owned Registered Purchased IP	2.1.11(b)
Parties	Preamble
Party	Preamble
Patient Assistance Program	2.1.10(n)
Payee	3.8.1
Payer	3.8.1
Payments	3.8.1
Pending NMPA Applications	3.7.2
Post-Closing Straddle Tax Period	3.8.3(c)
Pre-Closing Straddle Tax Period	3.8.3(c)
Prosecute and Maintain	3.2.1
Purchased Assets	1.1.1
Purchaser	Preamble
Purchaser Indemnitees	4.1.1
Relevant Legal Proceeding	3.1.2
Remaining Holdback Amount	4.5.2
Seller	Preamble
Seller Group	Recitals
Seller Indemnitees	4.1.2
Settlement Agreements	1.4.2(a)(v)
Special Claims	4.3.2(d)
Stamp Duty Sensitive Documents	5.16.1
Third Party Claim	4.3.2(a)
Third-Party Claim Assumption Notice	4.3.2(b)
Third Party IP Action	3.2.1
Transfer Taxes	3.8.3(a)
Tribunal	5.1.2(a)(i)

Exhibit A-17